EXHIBIT 2.1
STOCK PURCHASE AGREEMENT

dated as of

March 15, 2017

between

FERRERO INTERNATIONAL S.A.

and

1-800-FLOWERS.COM, INC.

relating to the purchase and sale

of

100% of the Common Stock

of

Fannie May Confections Brands, Inc.

TABLE OF CONTENTS
Page
ARTICLE 1
 Definitions
Section 1.01. Definitions	1
Section 1.02. Other Definitional and Interpretative Provisions	11
ARTICLE 2
 Purchase and Sale
ARTICLE 3
 Representations and Warranties of the Company and Seller

i

ARTICLE 4
 Representations and Warranties of Buyer
Section 4.01. Corporate Existence and Power	33
Section 4.02. Corporate Authorization	33
Section 4.03. Governmental Authorization	33
Section 4.04. Noncontravention	33
Section 4.05. Financing	33
Section 4.06. Purchase for Investment	34
Section 4.07. Litigation	34
Section 4.08. Finders’ Fees	34
ARTICLE 5
 Covenants of Seller
ARTICLE 6
 Covenants of Buyer
Section 6.01. Confidentiality	40
Section 6.02. Access	40
Section 6.03. [Reserved].	41
Section 6.04. Non-Solicit	41
ARTICLE 7
 Covenants of Buyer and Seller

ARTICLE 8
 Tax Matters
ARTICLE 9
 Employee Benefits
Section 9.01. Base Compensation and Benefits.	50
Section 9.02. Qualifying Service	50
Section 9.03. Eligibility	50
Section 9.04. 401(k) Plan	50
Section 9.05. Third Parties	51
ARTICLE 10
 Conditions to Closing
Section 10.01. Conditions to Obligations of Buyer and Seller	51
Section 10.02. Conditions to Obligation of Buyer	52
Section 10.03. Conditions to Obligation of Seller	52
ARTICLE 11
 Survival; Indemnification
ARTICLE 12
 Termination
Section 12.01. Grounds for Termination	59
Section 12.02. Effect of Termination	59

ARTICLE 13
 Miscellaneous

STOCK PURCHASE AGREEMENT
AGREEMENT (this “Agreement”) dated as of March 15, 2017 between Ferrero International, S.A., a Luxembourg corporation (“Buyer”), and 1-800-Flowers.com, Inc., a Delaware corporation (“Seller”).
W I T N E S S E T H:
WHEREAS, Seller is the record and beneficial owner of all of the outstanding Shares and desires to sell the Shares to Buyer, and Buyer desires to purchase the Shares from Seller, upon the terms and subject to the conditions hereinafter set forth;
The parties hereto agree as follows:
ARTICLE 1
Definitions
Section 1.01.  Definitions.  (a)  The following terms, as used herein, have the following meanings:
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided that neither the Company nor any Subsidiary shall be considered an Affiliate of Seller and, for the avoidance of doubt, after Closing, Seller shall not be considered an Affiliate of the Company or any Subsidiary.  For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings. Notwithstanding the foregoing, none of the Affiliates of James F. McCann or Christopher G. McCann other than the Seller and its Subsidiaries shall be considered an Affiliate of Seller for the purposes of this Agreement.
“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.
“Balance Sheet” means the unaudited consolidated balance sheet of the Company and the Subsidiaries as of July 3, 2016.

“Balance Sheet Date” means July 3, 2016.
“Base Working Capital” means $46,200,000.
“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or Luxembourg are authorized or required by Applicable Law to close.
“Buyer Closing Date Tax” means any Taxes resulting from any action taken by Buyer, the Company or any of their respective Affiliates on (or as of) the Closing Date and after the Closing that is not in the ordinary course of business (including any election pursuant to Section 338 of the Code or any similar provision of state, local or non-U.S. law), other than any action required to be taken by a Company Entity on the Closing Date as a result of a contract entered into by such Company Entity prior to the Closing.
“Buyer Disclosure Schedule” means the disclosure schedule dated the date of this Agreement and delivered by Buyer to Seller in connection with the execution of this Agreement.

“Closing Date” means the date of the Closing.
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and any rules or regulations promulgated thereunder.
“Code” means the Internal Revenue Code of 1986, as amended from time to time.
“Collective Bargaining Agreement” means any written or oral agreement, memorandum of understanding or other contractual obligation between the Company or any of its Subsidiaries and any labor union or similar organization representing Company Employees.
“Common Stock” means the common stock, par value $0.01 per share, of the Company.
“Company” means Fannie May Confections Brands, Inc., a Delaware corporation.
“Company Employee” means an employee of the Company or any of its Subsidiaries.
“Company Entity” means the Company or any one of its Subsidiaries.
“Company Plan” means any Employee Plan that is sponsored or has been entered into by the Company or any of its Subsidiaries.

“Company Return” means any Tax Return of or with respect to any Company Entity; provided that, in the case of any Consolidated or Combined Tax Return, “Company Return” means only the portion of such Consolidated or Combined Tax Return that relates to any Company Entity.
“Credit Agreement” means that certain Amended and Restated Credit Agreement dated as of December 23, 2016 among Seller, the subsidiary borrowers party thereto, the guarantors party thereto, the lenders party thereto and JPMorgan, as administrative agent.
 “Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (x) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Affiliates for the current or future benefit of any current or former Service Provider or (y) for which the Company or any of its Subsidiaries has any material direct or indirect liability.  For the avoidance of doubt, a Collective Bargaining Agreement shall constitute an agreement for purposes of clauses (ii) and (iii).
“Environmental Laws” means any Applicable Law relating to human health and safety (as it relates to exposure to, or Releases of, Hazardous Substances), pollution or the protection of the environment.
“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities relating to Environmental Laws and relating to the business of the Company or any of its Subsidiaries as currently conducted.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any rules or regulations promulgated thereunder.
“ERISA Affiliate” with respect to an entity means any other entity that, together with such first entity, would be treated as a single employer under Section 414 of the Code.

“Food Safety Laws” means any Applicable Law or any agreement with any Governmental Authority relating to food safety, food sanitation or the use, manufacture, packaging, licensing, labeling, distribution, marketing, advertising or sale of any food product.
“Food Safety Permits” means all required permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities relating to Food Safety Laws.
“GAAP” means generally accepted accounting principles in the United States as in effect on the date of this Agreement.
“Governmental Authority” means any transnational, domestic or foreign, federal, state or local governmental (including any political subdivision thereof), regulatory or administrative authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law) or any court or tribunal of competent jurisdiction.
“Hazardous Substances” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including petroleum, its derivatives, by-products and other hydrocarbons, and any substance, waste or material regulated under any applicable environmental laws.
“Headquarters Facility” means the Company’s corporate office and manufacturing facility located at 5353 Lauby Road, Green, Ohio, as more particularly described in that certain Lease Agreement dated as of April 29, 2005 between Lincoln Green, LLC (as successor in interest to UTF Green LLC) and Harry London Candies, Inc., as amended.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Income Tax” means any Tax based upon, measured by, or calculated with respect to (a) net income or profits or overall gross income or gross receipts (including any capital gains or alternative minimum Tax) or (b) multiple bases (including corporate franchise, doing business or occupation Tax) if one or more of the bases on which that Tax may be measured or calculated is described in clause (a) of this definition.
“Income Tax Return” means any Tax Return with respect to any Income Tax.

“Indemnified Taxes” means (without duplication) any and all (a) Taxes of any Company Entity with respect to any Pre-Closing Tax Period, (b) Taxes of any member of an affiliated, consolidated, combined or unitary group of which any Company Entity (or any Company Entity’s respective predecessors) is or was a member prior to the Closing (including any Taxes of any such group) for which any Company Entity (or any of its predecessors) is liable as a result of being a member of such group prior to the Closing (including by reason of Treasury Regulations Section 1.1502-6 or any comparable provisions of foreign, state or local law), (c) Taxes of any Person with respect to any Pre-Closing Tax Period for which any Company Entity is liable (i) under the principles of transferee or successor liability arising out of or resulting from an event or transaction occurring before the Closing or (ii) pursuant to any contract entered into before the Closing, (d) Taxes of any Company Entity, or of the Seller, with respect to any Pre-Closing Tax Period that are imposed on or in respect of (i) any transfer of assets occurring pursuant to Section 2.02 or (ii) any assignment, by the Company to Seller or its designee, of any interests in trademarks or copyrights pursuant to the Trademark Co-existence Agreement, (e) the portion of the Transfer Taxes for which Seller is responsible pursuant to Section 8.05 and (f) Taxes arising out of or resulting from a breach of (1) the representations and warranties in Section 3.26(i) or (2) any covenant in Article 8, excluding, in the case of each of clauses (a), (b), (c), (d), (e) and (f), any and all of the following: (i) the portion of the Transfer Taxes for which Buyer is responsible pursuant to Section 8.05, (ii) any Buyer Closing Date Tax, (iii) any Tax arising out of or resulting from a breach by Buyer or any of Buyer’s post-Closing Affiliates of any covenant in Article 8, (iv) any Tax that would not have been imposed but for a voluntary carryback to a Pre-Closing Tax Period of any Tax attributes of a Company Entity in respect of a Post-Closing Tax Period and (v) any Tax that would not have been imposed but for a mandatory carryback to a Pre-Closing Tax Period of any Tax attributes of a Company Entity in respect of a Post-Closing Period, but only to the extent such Tax described in this clause (v) results from a disallowance (in whole or in part) of any Tax attribute that was the subject of such carryback.  Notwithstanding anything in this Agreement to the contrary, but (for the avoidance of doubt) subject to Section 11.02(d), Indemnified Taxes shall be computed without regard to any loss, deduction or credit that is attributable to (X) a Post-Closing Tax Period of a Company Entity or (Y) Buyer or any post-Closing Affiliate of the Buyer other than a Company Entity (and, except to the extent provided in Section 11.02(d), Damages from Indemnified Taxes shall be calculated without regard to any such loss, deduction or credit described in (X) and (Y)). For the avoidance of doubt, for purposes of this definition, Taxes shall include any interest, penalty or additions accruing after the Closing Date with respect to such Taxes.
“Initial Working Capital Adjustment Amount” means the amount (which may be positive or negative) equal to the Estimated Closing Working Capital minus the Base Working Capital.

“Intellectual Property Rights” means any and all intellectual property rights throughout the world, including (i) inventions, whether or not patented, reduced to practice or made the subject of one or more pending patent applications, (ii) national and multinational statutory invention registrations, patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof) registered or applied for in the United States and all other nations throughout the world, all improvements to the inventions disclosed in each such registration, patent or patent application, (iii) trademarks, service marks, trade dress, logos, domain names, trade names and corporate names (whether or not registered) in the United States and all other nations throughout the world, including all variations, derivations, combinations, registrations and applications for registration of the foregoing and all goodwill associated therewith, (iv) copyrights (whether or not registered) and registrations and applications for registration thereof in the United States and all other nations throughout the world, (v) computer software (including source code, object code, firmware, operating systems and specifications), and (vi) trade secrets, confidential business information and know-how (including any manufacturing and production processes and techniques, and research and development information), (vii) industrial designs (whether or not registered) and (viii) databases and data collections.
“IRS” means the Internal Revenue Service.
 “JPMorgan” means JPMorgan Chase Bank, N.A.
“Key Employee” means a Company Employee whose annual base compensation is $100,000 or more with the title of Vice President or above provided that Steve Druckman shall not be a Key Employee.
“Licensed Intellectual Property Rights” means any and all Intellectual Property Rights owned by a third party and licensed or sublicensed to either the Company or any Subsidiary or for which the Company or any Subsidiary has obtained a covenant not to be sued.
“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset, other than licenses of Intellectual Property.  For the purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset which it has acquired or holds, subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means a material adverse effect on (i) the condition (financial or otherwise), business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any effect relating to or resulting from (A) changes in the general economic or political conditions or the financial, banking, currency or capital markets in general; (B) changes in Applicable Laws or interpretations thereof or changes in GAAP or regulatory or accounting requirements; (C) changes generally affecting industries, markets or geographical areas in which the Company or its Subsidiaries conduct their respective businesses; (D) the public disclosure of or announcement of this Agreement (including the announcement of Buyer, being the purchaser of the Company); (E) (x) actions required to be taken or omitted pursuant to this Agreement or (y) actions taken by the Seller or the Company or its Subsidiaries with the Buyer’s prior written consent, (F) any action taken by the Buyer or its Affiliates with respect to the transactions contemplated by this Agreement or the other Transaction Agreements; (G) any acts of terrorism, sabotage, military action, armed hostilities or war (whether or not declared) or any escalation or worsening thereof, whether or not occurring or commenced before or after the date of this Agreement; (H) any failure by the Company or its Subsidiaries to meet any internal projections or forecasts (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would be reasonably expected to occur if not otherwise excluded above); or (I) any effect that is completely cured by the Buyer prior to the Closing (except in the case of clauses (A), (B), (C) or (G), such matter or effect may be considered in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur to the extent the same has had or would be reasonably expected to have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared to other companies in the Company’s industry) or (ii) the Company’s ability to consummate the transactions contemplated by this Agreement.
“Multiemployer Plan” means a “multiemployer plan” as defined in Section 3(37) of ERISA.
“Owned Intellectual Property Rights” means any and all Intellectual Property Rights owned by either the Company or any Subsidiary as of the date hereof, including after giving effect to the transfers contemplated under Section 2.02 of this Agreement prior to the Closing Date.
“PBGC” means the Pension Benefit Guaranty Corporation.
“Permits” means any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries.
“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Post‑Closing Tax Period” means any Tax period beginning after the Closing Date and, with respect to any Tax period beginning on or before and ending after the Closing Date, the portion of such Tax period beginning after the Closing Date.
“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to any Tax period beginning on or before and ending after the Closing Date, the portion of such Tax period ending on and including the Closing Date.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“Seller Disclosure Schedule” means the disclosure schedule dated the date of this Agreement and delivered by the Company to Buyer in connection with the execution of this Agreement.
“Seller Plan” means any Employee Plan that is sponsored or maintained, or has been entered into by Seller or any of its Affiliates other than the Company or any of its Subsidiaries.

“Seller’s Knowledge” means the actual knowledge, after reasonable inquiry, of Bill Rohm, Matt Anderson, Dave Taiclet, Steve Druckman, William Shea, Colleen Kearney, Arnold Leap (solely with respect to the representations set forth in Section 3.18(h)) and Maureen Paradine (solely with respect to the representations set forth in Sections 3.22 through 3.24).
“Service Provider” means any employee or individual independent contractor of the Company or any of its Subsidiaries.
“Shares” means 1 share of Common Stock.
“Straddle Period” means a Tax period that begins on or before the Closing Date and ends after the Closing Date.
“Subsidiary” means with respect to any Person, shall mean (a) any corporation more than fifty percent (50%) of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors or comparable governing body of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is owned by such Person directly or indirectly through one or more subsidiaries of such Person and (b) any partnership, limited liability company, association, joint venture or other entity in which such Person (i) directly or indirectly through one or more subsidiaries of such Person has more than a fifty percent (50%) equity or ownership interest and (ii) is a general partner, managing member or managing director of such partnership, limited liability company, association, joint venture or other entity.

“Supply and Distribution Agreement” means that certain supply and distribution agreement to be dated as of the Closing Date, as finalized in accordance with Section 7.07.
“Tax” means all federal, state, local, foreign and other income, alternative minimum, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, escheat, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs duties or other taxes, assessments or similar charges or fees, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.
“Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or other credit or tax attribute that could be carried forward or back to reduce Taxes (including deductions and credits related to alternative minimum Taxes).
“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document with respect to Taxes that is required to be filed with a Taxing Authority, including any schedule or attachment thereto, and including any amendment thereof.
“Tax Sharing Agreement” means (a) any agreement or arrangement (whether or not written) entered into prior to the Closing binding any Company Entity, the principal purpose of which is to provide for the allocation, apportionment, sharing or assignment of any Tax Liability, Tax Asset or other Tax benefit or (b) any agreement or arrangement (whether or not written) entered into prior to the Closing (other than this Agreement) between any Company Entity and Seller for the allocation, apportionment, sharing or assignment of any Tax liability, Tax Asset or other Tax benefit. For the avoidance of doubt, this Agreement shall not be considered a Tax Sharing Agreement.
“Taxing Authority” means any Governmental Authority responsible for the imposition or collection of any Tax.
“Title IV Plan” means any Employee Plan (other than any Multiemployer Plan) that is subject to Title IV of ERISA.
“Trademark Co-existence Agreement” means the Trademark Co-existence Agreement dated as of the Closing Date between Buyer and Seller in the form set forth on Exhibit C.

“Transaction Agreements” means this Agreement, the Trademark Co-existence Agreement, the Transition Services Agreement and the Supply and Distribution Agreement.
“Transfer Tax” means any transfer, documentary, sales, use, stamp, value added, real property transfer or other similar Tax imposed on or in respect of the sale of the Shares pursuant to this Agreement.
“Transition Services Agreement” means the Transition Services Agreement dated as of the Closing Date between Buyer and Seller in the form set forth on Exhibit A as finalized in accordance with Section 7.06.
“WARN” means the Worker Adjustment and Retraining Notification Act and any comparable state or local law.
(b)    Each of the following terms is defined in the Section set forth opposite such term:
Term	Section
Arbitration	13.07(a)
Agreement	Preamble
Buyer Plans	9.02
Closing	2.03
Closing Date Purchase Price	2.03(a)
Closing Working Capital	2.04(b)
Closing Working Capital Certificate	2.04(b)
Company’s 401(k) Plan	9.04
Company Securities	3.05(b)
Continuing Employees	9.01
Damages	11.02(a)
e-mail	13.01
Estimate Certificate	2.04(a)
Estimated Closing Working Capital	2.04(a)
Final Working Capital	2.05(a)
Final Working Capital Adjustment Amount	2.05(a)
ICDR	13.07(a)
ICDR Rules	13.07(a)
Indemnified Party	11.03(a)
Indemnifying Party	11.03(a)
Maple Heights Litigation	11.02(b)
Notice of Disagreement	2.04(c)
Outside Date	12.01(b)
Permitted Liens	3.15(a)
Purchase Price	2.01

Term	Section
Releases	3.25(a)
Seller	Preamble
Seller’s 401(k) Plan	9.04
Seller Trademarks and Tradenames	7.04
Subsidiary Securities	3.07(b)
Tax Claim	8.04
Tax Controversy	8.04
Third Party Claim	11.03(a)
Warranty Breach	11.02(a)

Section 1.02.  Other Definitional and Interpretative Provisions.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.  “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder.  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.  References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Law.

ARTICLE 2
Purchase and Sale
Section 2.01.  Purchase and Sale.  Upon the terms and subject to the conditions of this Agreement, Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller, the Shares at the Closing.  The purchase price for the Shares (the “Purchase Price”) is U.S. $115,000,000 in cash.  The Purchase Price shall be paid as provided in Section 2.03 and shall be subject to adjustment as provided in Section 2.05.
Section 2.02.  Pre-Closing Transfers.  Prior to the Closing, Seller shall have transferred (or caused to be transferred) to the Company or its Subsidiaries all of the Seller’s and its Affiliates’ right, title and interest to the assets set forth on Schedule 2.02.
Section 2.03.  Closing.  The closing (the “Closing”) of the purchase and sale of the Shares hereunder shall take place at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, on the Business Day that is five Business Days after the conditions set forth in Article 10 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) are satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions or at such other time or place as Buyer and Seller may agree; provided that in no event shall the Closing take place prior to May 30, 2017.  At the Closing:
(a)            Buyer shall deliver to Seller an amount equal to the sum of (i) the Purchase Price and (ii) the Initial Working Capital Adjustment Amount, (the “Closing Date Purchase Price”) in immediately available funds by wire transfer to an account of Seller with a bank in New York City designated by Seller, by notice to Buyer, which notice shall be delivered not later than two Business Days prior to the Closing Date;
(b)            Seller shall deliver to Buyer certificates for the Shares duly endorsed or accompanied by stock powers duly endorsed in blank, with any required transfer stamps affixed thereto;
(c)            Seller shall deliver to Buyer a counterpart to the Trademark Co-existence Agreement duly executed by Seller;
(d)            Buyer shall deliver to Seller a counterpart to the Trademark Co-existence Agreement duly executed by Buyer;
(e)            Seller shall deliver to Buyer a counterpart to the Transition Services Agreement duly executed by Seller;

(f)            Buyer shall deliver to Seller a counterpart to the Transition Services Agreement duly executed by Buyer;
(g)            Seller shall deliver to Buyer a counterpart to the Supply and Distribution Agreement duly executed by Seller;
(h)            Buyer shall deliver to Seller a counterpart to the Supply and Distribution Agreement duly executed by Buyer;
(i)            Seller shall deliver to Buyer evidence of the release by JPMorgan of (i) all Liens on the property or assets of any Company Entity and the Shares and (ii) any guarantees by any Company Entity issued or outstanding under the Credit Agreement.
Section 2.04.  Estimated and Closing Working Capital.  (a) No later than 5 Business Days prior to the Closing Date, Seller shall deliver to Buyer a certificate of Seller (the “Estimate Certificate”) setting forth Seller’s good faith estimate of the Closing Working Capital (the “Estimated Closing Working Capital”).  The Estimated Closing Working Capital set forth on the Estimate Certificate shall be calculated in accordance with GAAP applied on a consistent basis with the Financial Statements for the fiscal year ended July 3, 2016.  Such Estimate Certificate shall be accompanied by reasonable information and documentation supporting Seller’s calculation. The amount of Estimated Closing Working Capital shall be conclusive for the purposes of calculating the consideration payable at Closing pursuant to Section 2.03(a).
(b)    As promptly as practicable, but no later than 60 days after the Closing Date, Buyer will cause to be prepared and delivered to Seller a certificate setting forth Buyer’s determination of the Closing Working Capital (the “Closing Working Capital Certificate”). The Closing Working Capital set forth on the Closing Working Capital Certificate shall be calculated in accordance with GAAP applied on a consistent basis. Such Closing Working Capital Certificate shall be accompanied by reasonable information and documentation supporting Buyer’s calculation. “Closing Working Capital” means the excess of actual consolidated current assets (excluding cash and cash equivalents (but including any cash or cash equivalent overdraft balances)) over actual consolidated current liabilities of the Company and the Subsidiaries as of the Closing, calculated consistently with what is set forth in document 16.1.1 of the Merrill DataSite “Project Mulberry 2017” and excluding any Tax assets and Tax liabilities (including any deferred Tax assets or Tax liabilities).
(c)    If Seller disagrees with Buyer’s calculation of Closing Working Capital delivered pursuant to Section 2.04(b), Seller may, within 30 days after delivery of the documents referred to in Section 2.04(b), deliver a notice to Buyer disagreeing with such calculation and which specifies Seller’s calculation of such amount and in reasonable detail Seller’s grounds for such disagreement (a “Notice of Disagreement”).  Any such Notice of Disagreement shall specify those items or amounts as to which Seller disagrees, and Seller shall be deemed to have agreed with all other items and amounts contained in the Closing Working Capital Certificate and the calculation of Closing Working Capital delivered pursuant to Section 2.04(b).

(d)    If a Notice of Disagreement shall be duly delivered pursuant to Section 2.04(c), Buyer and Seller shall, during the 20 days following such delivery, use their reasonable best efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Closing Working Capital, which amount shall not be less than the amount thereof shown in Buyer’s calculations delivered pursuant to Section 2.04(b) nor more than the amount thereof shown in Seller’s calculation delivered pursuant to Section 2.04(c).  If Buyer and Seller are unable to reach such agreement during such period, they shall promptly thereafter cause independent accountants of nationally recognized standing reasonably satisfactory to Buyer and Seller (who shall not have any material relationship with Buyer or Seller), promptly to review this Agreement and the disputed items or amounts for the purpose of calculating Closing Working Capital.  If Buyer and Seller are unable to reach an agreement on the selection of the independent accountants, then, upon the request of either Buyer or Seller, independent accountants of nationally recognized standing will be appointed by the Chairman of the American Institute of Certified Public Accountants. In making such calculation, such independent accountants shall consider only those items or amounts in the Closing Working Capital Certificate or Buyer’s calculation of Closing Working Capital as to which Seller has disagreed.  Such independent accountants shall deliver to Buyer and Seller, as promptly as practicable, a report setting forth such calculation.  Such report shall be final and binding upon Buyer and Seller absent manifest error; provided, however, that no such determination shall be any more favorable to Buyer than is set forth in the Closing Working Capital Certificate or any more favorable to the Seller than is proposed in the Notice of Disagreement.  The cost of such review and report shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by Seller.
(e)    Buyer and Seller agree that they will, and agree to cause their respective independent accountants and the Company and each Subsidiary to, cooperate and assist in the preparation of the calculation of Closing Working Capital, including the making available to the extent reasonably necessary of books, records, work papers and personnel.
Section 2.05.  Adjustment of Purchase Price.  (a)  If Final Working Capital minus the Estimated Closing Working Capital (such difference, the “Final Working Capital Adjustment Amount”) is greater than zero, Buyer shall pay to Seller, in the manner and with interest as provided in Section 2.05(b), an amount equal to the Final Working Capital Adjustment Amount. If the amount of the Final Working Capital Adjustment Amount is less than zero, then Seller shall pay to Buyer, as an adjustment to the Purchase Price, in the manner and with interest as provided in Section 2.05(b), an amount equal to the Final Working Capital Adjustment Amount.  “Final Working Capital” means the Closing Working Capital (i) as shown in Buyer’s calculation delivered pursuant to Section 2.04(b), if no Notice of Disagreement with respect thereto is duly delivered pursuant to Section 2.04(c); or (ii) if such a notice of disagreement is delivered, (A) as agreed by Buyer and Seller pursuant to Section 2.04(c) or (B) in the absence of such agreement, as shown in the independent accountant’s calculation delivered pursuant to Section 2.04(c); provided that in no event shall Final Working Capital be less than Buyer’s calculation of Closing Working Capital delivered pursuant to Section 2.04(b) or more than Seller’s calculation of Closing Working Capital delivered pursuant to Section 2.04(c).
(b)            Any payment pursuant to Section 2.05(a) shall be paid within 10 Business Days after the Final Working Capital has been determined by wire transfer of immediately available funds by Buyer or Seller, as the case may be.  Any such payments shall be made to such account or accounts as may be designated by the party entitled to such payment. The amount of any payment to be made pursuant to this Section 2.05 shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the prime rate as published in the Wall Street Journal, Eastern Edition in effect from time to time during the period from the Closing Date to the date of payment.  Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.
Section 2.06.  Withholding Rights.  Except to the extent required by Applicable Law, any payment by Buyer of any amount specified in this Agreement to Seller shall be paid free and clear of, and without any deduction or withholding on account of, any Tax; provided, if any amount is required by Applicable Law to be deducted or withheld in respect of any such payment on account of any non-U.S. Tax, the amount payable by Buyer shall be increased by Buyer such that, after all such deduction or withholding of such non-U.S. Tax (including any deduction or withholding applicable to additional amounts payable under this Section 2.06), Seller receives an amount equal to the amount it would have received under this Agreement had no such deduction or withholding been made; provided, however, that Buyer shall not be required to pay any additional amounts under this Section 2.06 in respect of any non-U.S. Tax to the extent that such non-U.S. Tax would not have been imposed but for a present or former connection between Seller or any Company Entity and the jurisdiction imposing such Tax (other than a connection arising from this Agreement or the transactions occurring pursuant thereto). Any amounts deducted or withheld by Buyer under this Section 2.06 shall be treated for all purposes of this Agreement as having been paid to Seller. In all events, the parties shall cooperate in good faith to minimize the amount of any withholding or deduction of any Tax in respect of any amounts required to be paid under this Agreement.  If Buyer intends to deduct or withhold any Tax in respect of any payment to be made to Seller under this Agreement, (1) Buyer will promptly (after making the determination that a deduction or withholding will be required) notify Seller in writing of Buyer’s intention to deduct or withhold and (2) Buyer will timely pay any amounts deducted or withheld to the applicable Taxing Authority and, promptly thereafter, will provide Seller with a receipt (or other evidence reasonably acceptable to Seller) of such payment.
ARTICLE 3
Representations and Warranties of the Company and Seller
Subject to Section 13.03, except as set forth on the Seller Disclosure Schedule, Seller represents and warrants to Buyer as of the date hereof and as of the Closing Date that:
Section 3.01.  Corporate Existence and Power.  (a) Each of Seller and the Company is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and in the case of the Company all material governmental licenses, authorizations, permits, consents and approvals required to carry on, in all material respects, its business as now conducted and (b) the Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.  Seller has heretofore delivered to Buyer true and complete copies of the bylaws of the Company as currently in effect.
Section 3.02.  Corporate Authorization.  The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby are within Seller’s corporate powers and have been duly authorized by all necessary corporate action on the part of Seller.  Assuming the due authorization, execution and delivery of Buyer, this Agreement constitutes a valid and binding agreement of Seller enforceable against Seller in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).
Section 3.03.  Governmental Authorization.  The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority by Seller other than compliance with any applicable requirements of the HSR Act.

Section 3.04.  Noncontravention.  The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation or bylaws of Seller or the Company or any Subsidiary, (ii) assuming compliance with the matters referred to in Section 3.03, violate any material Applicable Law, (iii) require any consent or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or give rise to any right of termination, cancellation or acceleration of any material right or obligation of Seller or the Company or any of its Subsidiaries or to a loss of any benefit to which Seller or the Company or any Subsidiary is entitled under any provision of any material agreement or other instrument binding upon Seller or any Material Contract in the case of the Company or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any  of its Subsidiaries, other than Permitted Liens.
Section 3.05.  Capitalization.  (a) The authorized capital stock of the Company consists of 1,000 shares of Common Stock. There is outstanding 1 share of Common Stock.
(b)            All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable.  Except as set forth in this Section 3.05, there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (including, without limitation, any equity or equity-based awards) (the items in Sections 3.05(b)(i), 3.05(b)(ii) and 3.05(b)(iii) being referred to collectively as the “Company Securities”).  There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Company Securities.
Section 3.06.  Ownership of Shares.  Seller is the record and beneficial owner of the Shares, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of the Shares) (other than any Lien or restriction pursuant to the Credit Agreement which shall be released as of the Closing).
Section 3.07.  Subsidiaries.  (a) Each Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business, in all material respects, as now conducted, is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.  All Subsidiaries and their respective jurisdictions of incorporation are identified in Section 3.07 of the Seller Disclosure Schedule.
(b)            All of the outstanding capital stock or other voting securities of each Subsidiary are owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities).  There are no outstanding (i) securities of the Company or any Subsidiary convertible into or exchangeable for shares of capital stock or voting securities of any Subsidiary or (ii) options or other rights to acquire from the Company or any Subsidiary, or other obligation of the Company or any Subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of any Subsidiary (including, without limitation, any equity or equity-based awards) (the items in Sections 3.07(b)(i) and 3.07(b)(ii) being referred to collectively as the “Subsidiary Securities”).  There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.
Section 3.08.  Financial Statements.  The Balance Sheet and the unaudited consolidated balance sheets of the Company and its Subsidiaries as of June 28, 2015, and June 29, 2014, together with the related unaudited interim consolidated statements of income for the fiscal years ended July 3, 2016, June 28, 2015, and June 29, 2014, of the Company and the Subsidiaries (collectively the “Financial Statements”) have been prepared in accordance with GAAP applied on a consistent basis; provided, however, that the Financial Statements are unaudited and unreviewed, do not include customary footnote disclosure and do not reflect certain intercompany transactions.
Section 3.09.  Absence of Certain Changes.  (a) Since July 3, 2016, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(b)            Except as set forth on Section 3.09(b) of the Seller Disclosure Schedule, from July 3, 2016, until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Closing Date without Buyer’s consent, would constitute a breach of Section 5.01.

Section 3.10.  No Undisclosed Material Liabilities.  (a) There are no liabilities of the Company or any Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability, other than:
(i)                      liabilities provided for in the Balance Sheet or disclosed in any notes thereto;
(ii)                      liabilities that were incurred subsequent to the Balance Sheet Date in the ordinary course of business consistent with past practice;
(iii)                      liabilities that result from the obligations of the Company under this Agreement or the other Transaction Agreements;
(iv)                      liabilities and obligations pursuant to any contract, agreement, plan, lease, arrangement or commitment listed in Section 3.12 of the Seller Disclosure Schedule or not required by the terms of Section 3.12 to be listed in Section 3.12 of the Seller Disclosure Schedule, in either case which arose in the ordinary course of business, other than any liabilities and obligations that arise from any material breach by the Company or any Subsidiary of any such contract, agreement, plan, lease, arrangement or commitment; and
(v)                      other undisclosed liabilities which, individually or in the aggregate, are not material to the Company and the Subsidiaries, taken as a whole.
(b)    None of the Company or any Subsidiary is liable for any indebtedness for money borrowed or any guarantee thereof.Section 3.11. Reserved.
Section 3.12. Material Contracts.  (a)  Except as set forth in Section 3.12 of the Seller Disclosure Schedule (the “Material Contracts”), neither the Company nor any Subsidiary is a party to or bound by:
            (i)                      any lease (whether of real or personal property) providing for annual rentals of $100,000 or more;
           (ii)                      any agreement for the purchase of materials, supplies, goods, services, equipment or other assets providing for either (A) annual payments by the Company and the Subsidiaries of $100,000 or more or (B) remaining aggregate payments by the Company and the Subsidiaries of $250,000 or more;

             (iii)                      any sales, distribution or other similar agreement providing for the sale by the Company or any Subsidiary of materials, supplies, goods, services, equipment or other assets that provides for either (A) annual payments to the Company and the Subsidiaries of $100,000  or more or (B) remaining aggregate payments to the Company and the Subsidiaries of $250,000 or more;
         (iv)                      any partnership, joint venture or other similar agreement or arrangement;
         (v)                      any agreement relating to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise);
        (vi)                      any agreement relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset);
       (vii)                      any option, license (other than licenses of Intellectual Property), franchise or similar agreement;
      (viii)                      any agency, dealer, sales representative, marketing or other similar agreement;
       (ix)                      any agreement that limits the freedom of the Company or any Subsidiary to compete in any line of business or with any Person or in any area or which would so limit the freedom of the Company or any Subsidiary after the Closing Date;
       (x)                      any agreement with (A) Seller or any of its Affiliates or (B) any director or officer of Seller;
      (xi)                      any agreement with any Key Employee (other than an Employee Plan);
     (xii)                      any licenses of Intellectual Property, but excluding non-exclusive licenses (x) granted in connection with any purchases or sales of products or services in the ordinary course of business, or (y) for software that are generally available on nondiscriminatory pricing terms, including shrink wrap and click wrap licenses, with annual payments of less than $25,000; or

    (xiii)                      any other agreement, commitment, arrangement or plan not made in the ordinary course of business that is material to the Company and the Subsidiaries, taken as a whole.
(b)    Each Material Contract  required to be disclosed pursuant to this Section is a valid and binding agreement of the Company or a Subsidiary, as the case may be, and is in full force and effect, and none of the Company, any Subsidiary or, to Seller’s Knowledge, any other party thereto is in default or breach in any material respect under the terms of any such Material Contract, and, to Seller’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder. True and complete copies of each Material Contract have been delivered to Buyer.
Section 3.13.  Litigation.  Except as set forth on Section 3.13 in the Seller Disclosure Schedule, there is no action, suit, investigation or proceeding pending against, or to Seller’s Knowledge, threatened in writing against Seller, the Company or any Subsidiary or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) any Governmental Authority or arbitrator which, individually or in the aggregate, would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.
Section 3.14.  Compliance with Laws and Court Orders.  Neither the Company nor any Subsidiary is in violation of, and has not since June 30, 2014 violated, and to Seller’s Knowledge is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for violations that would not reasonably be expected to be material to the Company or its Subsidiaries taken as a whole.  There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that would reasonably be expected to be, individually or in the aggregate, material to the Company or its Subsidiaries taken as a whole or that in any manner seeks to prevent, enjoin or materially delay the consummation of the transactions contemplated by this Agreement.
Section 3.15.  Properties.  (a) The Company and the Subsidiaries do not own any real property.  The Company and the Subsidiaries have, in the case of leased property and assets, valid leasehold interests in all property and assets (whether real, personal, tangible or intangible) reflected on the Balance Sheet or acquired after July 3, 2016, except for properties and assets sold since July 3, 2016, in the ordinary course of business consistent with past practices.  None of such property or assets is subject to any Lien, except:
      (i)                      Liens disclosed on the Balance Sheet;

                (ii)                      Liens for taxes not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Balance Sheet in accordance with GAAP);
               (iii)                      Liens securing the claims or demands of materialmen, mechanics, carriers, warehousemen, landlords and other like persons for labor, materials, supplies or rentals, if any, incurred in the ordinary course of business consistent with past practice for amounts that are not delinquent;
              (iv)                      Liens resulting from deposits made in connection with workers’ compensation, unemployment taxes or insurance, social security and like laws;
              (v)                      with respect to real property, zoning ordinances, restrictions, prohibitions and other requirements imposed by any Governmental Authority;
             (vi)                      immaterial non-exclusive licenses of Intellectual Property rights granted in the ordinary course of business consistent with past practice;
            (vii)                      Liens set forth in Section 3.15 of the Seller Disclosure Schedule; or
           (viii)                      Liens which do not materially detract from the value or materially interfere with any present use of such property or assets (clauses (i) - (viii) of this Section 3.15(a) are, collectively, the “Permitted Liens”).
(b)    The plants, buildings and structures comprising the Headquarters Facility and any equipment located thereon and any other equipment owned by the Company or any Subsidiary have no material defects, are in good operating condition and repair (subject to ordinary wear and tear) and have been reasonably maintained consistent with standards generally followed in the industry (giving due account to the age and length of use of same, ordinary wear and tear excepted), are suitable for their present use and, in the case of plants, buildings and other structures (including the roofs thereof) comprising the Headquarters Facility, are structurally sound.
(c)    Except as set forth or contemplated by the Transition Services Agreement and except for services provided by the Seller and its Affiliates as of the date hereof, the property and assets leased and owned by the Company or any Subsidiary or which they otherwise have the right to use, constitute all of the property and assets used or held for use in connection with the businesses of the Company or any Subsidiary and are adequate to conduct such businesses as currently conducted, in each case consistent with past practice, except as would not be material to the Company and its Subsidiaries taken as a whole.

Section 3.16.  Products.  Since November 27, 2014, each of the products produced or sold by the Company or any Subsidiary has been, and at all times up to and including the sale thereof has been, (i) in compliance in all material respects with all Applicable Laws except as would not be material to the Company and its Subsidiaries taken as a whole and (ii) fit for the ordinary purposes for which it is intended to be used and conforms in all material respects to any promises or affirmations of fact made on the container or label for such product or in connection with its sale except as would not be material to the Company and its Subsidiaries taken as a whole. Solely with respect to inventory that was held or stored at the Company’s Maple Heights warehouse facility, no inventory that was produced or acquired before November 27, 2014 is currently held or used by any Company Entity or is otherwise being transferred or assigned to the Company and its Subsidiaries in connection with the transactions contemplated hereby.
Section 3.17.  Food Safety Matters.  (a) Since June 30, 2014, the Company and its Subsidiaries have not released products that, as of the date of shipment, are “adulterated,” “misbranded,” or otherwise unfit for human consumption under the applicable Food Safety Laws, except as would not be material to the Company and its Subsidiaries, taken as a whole.
(b)    Since June 30, 2014, there have been no recalls or withdrawals of products produced or sold by the Company or its Subsidiaries and, to Seller’s Knowledge, the Company and its Subsidiaries, no facts or circumstances exist that would reasonably be expected to result in such actions.
(c)    The Company and its Subsidiaries, and to Seller’s Knowledge, each of the material suppliers, co-packers, manufacturers and distributors of the Company and its Subsidiaries are in compliance in all material respects with all Food Safety Laws as they relate to the products of the Company and its Subsidiaries, except as would not be material to the Company and its Subsidiaries, taken as a whole.
(d)    To the extent any of the products of the Company and its Subsidiaries are labeled or otherwise marketed as being “Kosher,” “Parve,” “Hechsher,” “Organic,” “All Natural,” “Low Calorie” or “Sugar Free,” the Company and/or its Subsidiaries possess appropriate certifications or scientifically reliable materials to substantiate such claims, except as would not be material to the Company and its Subsidiaries, taken as a whole.

(e)    The Company and its Subsidiaries are and have at all times been in compliance with all Food Safety Laws, which compliance includes obtaining, maintaining and complying with all Food Safety Permits, except as would not be material to the Company and its Subsidiaries, taken as a whole.
Section 3.18.  Intellectual Property.  (a) Section 3.18(a)(i) of the Seller Disclosure Schedule contains a true and complete list of each of the registrations and applications for registration included in the Owned Intellectual Property Rights.
(b)    Subject to the Transition Services Agreement and the Trademark Co-Existence Agreement and other than the Seller Trademarks and Trademarks, the Licensed Intellectual Property Rights and the Owned Intellectual Property Rights together constitute all the material Intellectual Property Rights necessary to, used or held for use in, the conduct of the business of the Company and its Subsidiaries as currently conducted. Subject to the Transition Services Agreement and the Trademark Co-Existence Agreement and other than the Seller Trademarks and Trademarks, the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Owned Intellectual Property Rights or Licensed Intellectual Property Rights in any material respect.
(c)    The Company and its Subsidiaries are the sole and exclusive owners of all Owned Intellectual Property Rights and hold all right, title and interest in and to all Owned Intellectual Property Rights and, to Seller’s Knowledge, all of the Company’s and its Subsidiaries’ licenses under the Licensed Intellectual Property Rights, free and clear of any Lien other than Permitted Liens.  The Company and its Subsidiaries have taken all actions necessary to maintain, enforce and protect the material Owned Intellectual Property Rights and their rights in the material Licensed Intellectual Property Rights, including payment of applicable maintenance fees and filing of applicable statements of use.
(d)    Since June 30, 2014, none of the Company and its Subsidiaries has infringed, misappropriated, diluted, or otherwise violated any Intellectual Property Right of any third person in any material respect.  There is no claim, action, suit, investigation or proceeding pending against, or, to Seller’s Knowledge, threatened against the Company or any of its Subsidiaries (i) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any Subsidiary in any of the Owned Intellectual Property Rights and the Licensed Intellectual Property Rights in any material respect, or (ii) alleging that the Company or any of its Subsidiaries have infringed, misappropriated or otherwise violated any Intellectual Property Right of any third party.
(e)    None of the Owned Intellectual Property Rights and Licensed Intellectual Property Rights material to the operation of the business of the Company and its Subsidiaries has been adjudged invalid or unenforceable in whole or part, and all Owned Intellectual Property Rights and Licensed Intellectual Property Rights, to Seller’s Knowledge, are valid and enforceable.

(f)    To Seller’s Knowledge, no Person has infringed, misappropriated, diluted or otherwise violated any Owned Intellectual Property Right or Licensed Intellectual Property Right in any material respect.  The Company and its Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of all confidential Intellectual Property Rights the value of which to the Company or any Subsidiary is contingent upon maintaining the confidentiality thereof.
(g)    The Company IT Assets (other than Company IT Assets provided under the Transition Services Agreement) are fully functional and operate and perform in a manner that permits the Company and its Subsidiaries to conduct their business as currently conducted in all material aspects.  Except as set forth in Section 3.18(g) of the Seller Disclosure Schedule, there has been no material unauthorized use, access, interruption, modification or corruption of any Company IT Assets (other than Company IT Assets provided under the Transition Services Agreement) (or any information or transactions stored or contained therein or transmitted thereby).
(h)    The Company and its Subsidiaries are in compliance in all material respects with all Applicable Law relating to (i) the privacy of the users of the products, services and websites of the business of the Company and its Subsidiaries and (ii) the collection, use, storage and disclosure of any personally-identifiable information and other data or information collected or stored by the Company or any Subsidiary with respect to their business.  There is no material claim, action, suit, investigation or proceeding pending or, to Seller’s Knowledge, threatened against the Company or any Subsidiary relating to privacy or the collection of use of personally-identifiable information.  The Company and its Subsidiaries have taken commercially reasonable steps consistent with normal industry practice to protect the types of data and information referred to in this Section 3.18(h) against loss and unauthorized access, use, modification, disclosure or other misuse, and there has been no unauthorized access, use, modification, disclosure or other misuse of such data or information.
Section 3.19.  Insurance Coverage.  Seller has furnished to Buyer a list of, and true and complete copies of, all insurance policies and fidelity bonds relating to the assets, business, operations, employees, officers or directors of the Company and the Subsidiaries to Seller’s knowledge.  Such policies and bonds are in full force and effect.  There are no claims made since June 30, 2014, or to the Seller’s knowledge pending or any circumstances existing as of the date hereof which may give rise to any material claims by the Company or any Subsidiary under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights.  All premiums payable under all such policies and bonds have been paid to Seller’s Knowledge and the Company and the Subsidiaries have otherwise complied in all material respects fully with the terms and conditions of all such policies and bonds. Except as disclosed in Section 3.19 of the Seller Disclosure Schedule, the Company and the Subsidiaries have not agreed in writing to any waiver or limited liability with respect to any third-party provider, supplier or subcontractor that is likely to prejudice or compromise any insurance coverage relating to any loss and/or damage that may be caused by the act, omission, failure or negligence of such third-party provider, supplier or subcontractor. Except as set forth in Section 3.19 of the Seller Disclosure Schedule or provided for in the Balance Sheet or disclosed in the notes thereto, there is no claim by the Company or any Subsidiary pending under any of such insurance policies or fidelity bonds.
Section 3.20.  Licenses and Permits.  Section 3.20 of the Seller Disclosure Schedule correctly describes each Permit, together with the name of the Governmental Authority issuing such Permit, which is material to the Company and its Subsidiaries, taken as a whole.  Except as set forth in Section 3.20 of the Seller Disclosure Schedule, (i) the Permits are valid and in full force and effect, (ii) neither the Company nor any Subsidiary is in material default under, and to the Seller’s Knowledge, no condition exists that with notice or lapse of time or both would constitute a material default under, the Permits and (iii) none of the Permits will be terminated or materially impaired, in whole or in part, as a result of the transactions contemplated hereby.
Section 3.21. Finders’ Fees.  There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller or the Company or any Subsidiary who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.
Section 3.22.  Employees.  (a) Section 3.22(a) of the Seller Disclosure Schedule sets forth as of the date hereof, for each Company Employee whose annual compensation exceeds $100,000, such employee’s name, title, hire date, location, whether full- or part-time, whether active or on leave (and, if on leave, the nature of the leave and the expected return date), whether exempt from the Fair Labor Standards Act, annual salary or wage rate, most recent annual bonus received and current annual bonus opportunity.  Section 3.22(a) of the Seller Disclosure Schedule separately sets forth as of the date hereof, for each individual independent contractor engaged by the Company or any of its Subsidiaries whose annual compensation exceeds $100,000, such contractor’s name, duties and rate of compensation. Five Business Days prior to the Closing Date, the Company will provide Buyer with a revised version of Section 3.22(a) of the Seller Disclosure Schedule, updated as of such date.

(b)            As of the date hereof, to Seller’s Knowledge (and without any obligation to make reasonable inquiry), no Key Employee has provided notice to Seller, the Company or any of their respective Subsidiaries that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within one year after the Closing Date.
Section 3.23.  Employee Benefit Plans. (a)  Section 3.23(a) of the Seller Disclosure Schedule lists each material Employee Plan and specifies whether such plan is a Seller Plan or a Company Plan.
(b)    For each Employee Plan, Seller has made available to Buyer a copy of such plan (or a description, if such plan is not written) and all amendments thereto and, as applicable, (i) all trust agreements, insurance contracts or other funding arrangements and amendments thereto, (ii) the current prospectus or summary plan description and all summaries of material modifications, (iii) the most recent favorable determination or opinion letter from the IRS, (iv) the annual returns/reports (Form 5500) and accompanying schedules and attachments thereto for the most recently completed plan year, (v) the three most recently prepared actuarial reports and financial statements, (vi) all documents and correspondence relating thereto received from or provided to the IRS, the Department of Labor, the PBGC or any other Governmental Authority or the plan sponsor of any Multiemployer Plan during the last year, (vii) all current administrative and other service contracts and amendments thereto with third-party services providers, in the case of each Company Plan, and (viii) all current employee handbooks, manuals and policies.
(c)    Each Employee Plan has been maintained in compliance with its terms and all Applicable Law, including ERISA and the Code, except for failures to comply that have not resulted in and could not reasonably be expected to, individually or in the aggregate, result in material liability to the Company and its Subsidiaries, taken as a whole.  No action, suit, investigation, audit, proceeding or claim (other than routine claims for benefits) is pending against or involves, or to Seller’s Knowledge, is threatened against or threatened to involve, any Company Plan before any arbitrator or Governmental Authority, including the IRS, the Department of Labor or the PBGC, which, individually or in the aggregate, if determined or resolved adversely in accordance with the plaintiff’s demands, could reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole.
(d)    Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS and, to Seller’s Knowledge, no circumstances exist that would reasonably be expected to result in disqualification or adversely affect such qualified status.

(e)     Neither the Company, nor any of its ERISA Affiliates (nor any predecessor thereof of any such entity) contributes to, or has in the past six years contributed to, any Multiemployer Plan.
(f)     Neither the Company nor any of its ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or has in the past six years sponsored, maintained, administered or contributed to (or had any obligation to contribute to), or has or is reasonably expected to have any direct or indirect liability with respect to, any Title IV Plan.
(g)    With respect to any Employee Plan covered by Subtitle B, Part 4 of Title I of ERISA or Section 4975 of the Code, no non-exempt prohibited transaction has occurred that has caused or would reasonably be expected to cause the Company or any of its Subsidiaries to incur any material liability under ERISA or the Code.
(h)     Neither the Company nor any of its Subsidiaries has any current or projected liability (under any Seller Plan or otherwise) for, and no Company Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Service Provider (other than coverage mandated by Applicable Law, including COBRA).
(i)    Except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries taken as a whole, (i) all contributions, premiums and payments that are due have been made for each Company Plan within the time periods prescribed by the terms of such plan and Applicable Law, and (ii) all contributions, premiums and payments for any period ending on or before the Closing Date that are not due are properly accrued to the extent required to be accrued under applicable accounting principles and have been properly reflected on the Balance Sheet or disclosed in the notes thereto.
(j)    No Company Plan provides for any gross-up, indemnification or other reimbursement of any current or former Service Provider for any Tax incurred by such Service Provider, including under Section 409A, 457A or 4999 of the Code.
(k)     Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) will (i) entitle any current or former Service Provider to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Employee Plan, (iii) limit or restrict the right of the Company or any of its Subsidiaries or, after the Closing, Buyer, to merge, amend or terminate any Company Plan or (iv) reasonably be expected to result in the payment of any amount that would not be deductible under Section 280G of the Code.

Section 3.24.  Labor Matters.  (a) The Company and its Subsidiaries are, and have been since June 30, 2014, in compliance with all Applicable Law relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes, except for failures to comply that have not had and could not reasonably be expected to, individually or in the aggregate, result in material liability to the Company and its Subsidiaries, taken as a whole.
(b)    Neither the Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any Collective Bargaining Agreement, and, to Seller’s Knowledge, there has not been any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any Service Provider.  There are no unfair labor practice complaints pending or, to Seller’s Knowledge, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving Service Providers.  There is no labor strike, slowdown, stoppage, picketing, interruption of work or lockout of Service Providers pending or, to Seller’s Knowledge, threatened against or affecting the Company or any of its Subsidiaries.
(c)    The Company and each of its Subsidiaries is, and has been since June 30, 2014, in material compliance with WARN and has no material liabilities or other obligations thereunder.  Neither the Company nor any of its Subsidiaries has taken any action that would reasonably be expected to cause Buyer or any of its Affiliates to have any material liability or other obligation following the Closing Date under WARN.
Section 3.25.  Environmental Matters.  (a) Except as to matters that would not reasonably be expected to be material, individually or in the aggregate, to the Company and the Subsidiaries, taken as a whole:
     (i)                      no written notice, demand, request for information, citation, summons or complaint has been received, no order, judgment, decree or injunction has been issued or is otherwise in effect, no penalty has been assessed and no investigation, action, claim, suit or proceeding is pending, or to Seller’s Knowledge, threatened, with respect to any matters relating to the Company or any of its Subsidiaries that relates to Environmental Laws, Hazardous Substances or Environmental Permits;

(ii)                      there are no liabilities or obligations of or relating to the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, relating to any Environmental Law, Environmental Permit or Hazardous Substance;
(iii)                      no Hazardous Substance has been discharged, disposed of, dumped, injected, pumped, deposited, spilled, leaked, emitted or released (“Releases”) at, on, under, to, in or from (A) any property now or previously owned, leased or operated by or (B) any property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of, in each case the Company or any of its Subsidiaries; and
(iv)                      the Company and its Subsidiaries are and have at all times been in compliance with Environmental Laws, which compliance includes obtaining, maintaining and complying with all Environmental Permits.
(b)    Except as has been made available in the Merrill DataSite “Project Mulberry 2017” or otherwise made available to Buyer in writing, there is no material written environmental investigation, study, audit, test, review, analysis or other written report in the possession of Seller, the Company or any of its Subsidiaries that relates to the Company or any of its Subsidiaries or any property or facility now owned, leased or operated by the Company or any of its Subsidiaries.
Section 3.26. Taxes.  (a) All Company Returns required to be filed have been timely filed, and such Company Returns are true, complete and correct in all material respects.  All material Taxes owed by any Company Entity (whether or not shown on any Company Return) have been timely paid.
(b)    Each Company Entity has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to an employee, independent contractor, creditor, customer, stockholder, service provider or other party, and has complied with all material information reporting and backup withholding provisions of Applicable Law.
(c)    There has been no extension or waiver of the period for assessing any Tax of any Company Entity, other than an extension or waiver that has expired. Section 3.26(c) of the Seller Disclosure Schedule contains a list of all Company Returns relating to Income Taxes and other material Taxes for which the applicable period for assessment under Applicable Law has not expired.

(d)    To Seller’s Knowledge, there are no claims or assessments pending against any Company Entity for any alleged deficiency in any Tax, and no Company Entity has received written notice from any Taxing Authority of any material proposed Tax claims or assessments against the Company, which claims or assessments have not been resolved or abandoned.
(e)    Section 3.26(e) of the Seller Disclosure Schedule contains a list of all jurisdictions (whether foreign or domestic) to which any Tax is properly payable by any Company Entity in respect of such entity’s current taxable period(s). Since January 1, 2010, no claim has been made in writing by any Taxing Authority in a jurisdiction where a Company Entity does not file Tax Returns for a particular type of Tax that such Company Entity is or may be subject to such type of Tax (or required to file any Tax Return in respect of such type of Tax) in that jurisdiction.
(f)    Since January 1, 2007, no Company Entity has been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes, other than a Tax group of which Seller is the common parent.  No Company Entity has any Liability for Taxes of any other Person (other than another Company Entity or any member of a Tax group of which Seller is the common parent) under Treasury Regulations Section 1.1502‑6 (or any corresponding provision of state, local or foreign Law), as transferee or successor, by contract or otherwise, other than any such liability arising under commercial agreements not primarily related to Taxes, such as gross-up obligations in financing agreements or tax escalation provisions in leases (“Commercial Tax Agreements”).
(g)    No Company Entity has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.
(h)    No Company Entity constituted either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code in the five years prior to the date hereof.
(i)    No Company Entity will be required to include any adjustment in taxable income for any Post-Closing Tax Period (or to exclude from taxable income in a Post-Closing Tax Period any deduction the recognition of which was accelerated from such Post-Closing Tax Period to a Pre-Closing Tax Period) under Section 481 of the Code (or any similar provision of the Tax laws of any jurisdiction) as a result of a change in method of accounting made or required to have been made for a Pre-Closing Tax Period, (ii) none of the Company Entities will be required to include for a Post-Closing Tax Period an amount of taxable income in respect of a transaction occurring prior to Closing as a result of (y) an installment sale, an open transaction disposition, or the application of the look-back method (as defined in Section 460(b) of the Code), and (z) any election pursuant to Section 108(i) of the Code, and (iv) there are no closing agreements under Section 7121 of the Code (or any similar provision of the Tax laws of any jurisdiction) with any Taxing Authority with regard to the determination of the Tax Liability of any Company Entity that will have continuing effect on any Post-Closing Tax Period.

(j)    Section 3.26(j) of the Seller Disclosure Schedule sets forth the entity classification for U.S. federal income tax purposes of each Company Entity as of the Closing Date.  During the period that Seller has directly or indirectly owned the Company Entities, no election has been made under Treasury Regulations Section 301.7701-3 or any similar provision of Tax law with respect to the entity classification of any Company Entity for U.S. federal income tax purposes.  No Company Entity is a foreign corporation for U.S. federal income tax purposes.
(k)    No Company Entity is a party to any Tax Sharing Agreement, other than a Tax Sharing Agreement to which Seller is a party or a Commercial Tax Agreement.
The representations and warranties made in this Section 3.26 and Section 3.23 are the only representations and warranties made by Seller with respect to Tax matters.
Section 3.27.  No Other Representations.  NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO BUYER OR ITS RESPECTIVE OFFICERS, DIRECTORS, MANAGERS, EMPLOYEES, AGENTS OR REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA) EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE III, SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE SECURITIES OR BUSINESS OR ASSETS OF ANY COMPANY ENTITY, AND SELLER SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO SUCH ASSETS, ANY PART THEREOF, THE WORKMANSHIP THEREOF, AND THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, IT BEING UNDERSTOOD THAT, EXCEPT TO THE EXTENT SET FORTH IN THIS AGREEMENT, SUCH ASSETS ARE BEING ACQUIRED “AS IS, WHERE IS” ON THE CLOSING DATE, AND IN THEIR PRESENT CONDITION, AND BUYER SHALL RELY ON ITS OWN EXAMINATION AND INVESTIGATION THEREOF AS WELL AS SOLELY THE REPRESENTATIONS AND WARRANTIES OF SELLER SET FORTH IN THIS ARTICLE III AND INDEMNITIES PROVIDED HEREIN.

ARTICLE 4
Representations and Warranties of Buyer
Subject to Section 13.03, except as set forth in the Buyer Disclosure Schedule, Buyer represents and warrants to Seller as of the date hereof and as of the Closing Date that:
Section 4.01.  Corporate Existence and Power.  Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of Luxembourg and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to and carry on its business as now conducted.
Section 4.02.  Corporate Authorization.  The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action on the part of Buyer.  Assuming the due authorization, execution and delivery of Seller, this Agreement constitutes a valid and binding agreement of Buyer enforceable against Buyer in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).
Section 4.03.  Governmental Authorization.  The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby require no material action by or in respect of, or material filing with, any Governmental Authority by Buyer other than (i) compliance with any applicable requirements of the HSR Act and (ii) compliance with the applicable requirements of antitrust laws in the countries set forth in Section 4.03 of the Buyer Disclosure Schedule.
Section 4.04.  Noncontravention.  The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation or bylaws of Buyer (ii) assuming compliance with the matters referred to in Section 4.03, violate any Applicable Law (iii) conflict with or result in a breach of, or give rise to a right of termination of, or accelerate the performance required by the terms of any judgment, court order or consent decree, or any material agreement to which Buyer , as applicable, is party to or constitute a default thereunder.
Section 4.05.  Financing.  Buyer has, or will have prior to the Closing, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Purchase Price and any other amounts to be paid by it hereunder.

Section 4.06.  Purchase for Investment.
(a)    Buyer is purchasing the Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof.  Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and is capable of bearing the economic risks of such investment.
(b)    Buyer has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company and the Subsidiaries, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records and other documents and data of Seller, the Company and the Subsidiaries for such purpose.  Buyer acknowledges and agrees that (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied upon its own investigation and the express representations and warranties of Seller set forth in Article 3 of this Agreement and (b) none of Seller, the Company, any of its Subsidiaries or their respective Affiliates or any other Person has made any representation or warranty as to Seller, the Company, the Subsidiaries or this Agreement, except as expressly set forth in Article 3 of this Agreement.
Section 4.07.  Litigation.  There is no action, suit, investigation or proceeding pending against, or to the knowledge of Buyer threatened against or affecting, Buyer before any arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.
Section 4.08.  Finders’ Fees.  There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer or its Affiliates who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.
ARTICLE 5
Covenants of Seller
Seller agrees that:
Section 5.01.  Conduct of the Company.  Except as set forth in Section 5.01 of the Seller Disclosure Schedule, from the date hereof until the Closing Date, Seller shall cause each of the Company and the Subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to (i) preserve intact its present business organization, (ii) maintain in effect all of its Permits, (iii) keep available the services of its directors, officers and Key Employees and (iv) manage its working capital (including the timing of collection of accounts receivable and of the payment of accounts payable) in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement Seller shall not permit any of the Company or the Subsidiaries to, except with the prior written consent of Buyer, such consent not to be unreasonably withheld, delayed or conditioned:
(a)    amend its certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);
(b)    split, combine or reclassify any shares of capital stock of the Company or any Subsidiary or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of the Company or any Subsidiary, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Subsidiary Securities;
(c)    (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Subsidiary Securities or (ii) amend any term of any Company Security or any Subsidiary Security (in each case, whether by merger, consolidation or otherwise);
(d)    incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget disclosed in Section 5.01(d) of the Seller Disclosure Schedule and (ii) any unbudgeted capital expenditures not to exceed $50,000 individually or $100,000 in the aggregate;
(e)    acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material assets, securities, properties, interests or businesses, other than supplies in the ordinary course of business of the Company and the Subsidiaries in a manner that is consistent with past practice;
(f)    sell, lease or otherwise transfer, or create or incur any Lien on, any of the Company’s or any Subsidiary’s assets, securities, properties, interests or businesses, other than sales of inventory in the ordinary course of business consistent with past practice;
(g)    other than in connection with actions permitted by Section 5.01(d) or Section 5.01(e), make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice;

(h)    create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof other than the Credit Agreement or that will be fully paid off or released at Closing;
(i)    (i) enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company, any Subsidiary or any of their respective Affiliates or any successor thereto or that could, after the Closing Date, limit or restrict in any material respect the Company, any Subsidiary, Buyer or any of their respective Affiliates, from engaging or competing in any line of business, in any location or with any Person or (ii) other than in the ordinary course of business, enter into, amend or modify in any material respect or terminate any contract required to be disclosed by Section 3.11 or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries;
(j)    except as required by Applicable Law or the terms of any Company Plan as of the date hereof, or as disclosed in Section 5.01(j) of the Seller Disclosure Schedule, (i) grant any severance, retention or termination pay to, or enter into or amend any severance, retention, termination, employment, consulting, bonus, change in control or severance agreement with, any current or former Service Provider, (ii) increase the compensation or benefits provided to any current or former Service Provider, (iii) grant any equity or equity-based awards of Company Securities or Subsidiary Securities to, or discretionarily accelerate the vesting or payment of any such awards held by, any current or former Service Provider, (iv) establish, adopt, enter into or amend any Company Plan or Collective Bargaining Agreement, (v) hire any Company Employees other than to fill vacancies arising due to terminations of employment of Company Employees other than Key Employees, or (vi) terminate the employment of any Key Employee other than for cause;
(k)    change the Company’s methods of accounting, except as required by GAAP or other Applicable Laws;
(l)    settle, or offer or propose to settle, any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any Subsidiary, other than the Maple Heights Litigation (unless such settlement imposes injunctive or other equitable relief against the Company or any Subsidiary);
(m)        make or change any material Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, materially amend any Tax Returns or file claims for material Tax refunds, enter any material closing agreement, settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, in each case only to the extent that such action will have more than a de minimis adverse effect on a Company Entity with respect to a Post-Closing Tax Period;

(n)    any intercompany transactions that will be settled prior to closing in accordance with Section 7.05; or
(o)    agree, resolve or commit to do any of the foregoing.
Section 5.02.  Access to Information; Confidentiality.  (a) From the date hereof until the Closing Date, Seller to the extent permitted by Applicable Law will (i) give, and will cause the Company and each Subsidiary to give, Buyer, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties (including for purposes of performing Phase I environmental assessments), books and records of the Company and the Subsidiaries and to the books and records of Seller relating to the Company and the Subsidiaries and (ii) furnish, and will cause the Company and each Subsidiary to furnish, to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Company or any Subsidiary as such Persons may reasonably request. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Seller or the Company.  Notwithstanding the foregoing, Buyer shall not have access to (A) personnel records of the Company and the Subsidiaries relating to individual performance or evaluation records, medical histories or other information which in Seller’s good faith opinion is sensitive or the disclosure of which could subject the Company or any Subsidiary to risk of liability or (B) any information or documentation that would in the reasonable discretion of Seller waive any attorney-client privilege, attorney work product protection or other legal privilege applicable to such information or documentation or any other applicable legal privilege.  No investigation by Buyer or other information received by Buyer shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller hereunder.
(b)            After the Closing, Seller and its Affiliates will hold, and will use their reasonable best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Applicable Law, all confidential documents and information concerning the Company and the Subsidiaries, except to the extent that such information can be shown to have been (i) deemed free of such restrictions in writing by Buyer, (ii) previously known on a nonconfidential basis by Seller or its Affiliates, (iii) in the public domain through no fault of Seller or its Affiliates, (iv) later lawfully acquired by Seller from sources other than those related to its prior ownership of the Company and the Subsidiaries, (v) legally required to be disclosed by subpoena, other legal process or requests pursuant to investigation by any Governmental Authority or any Applicable Law or (vi) independently developed by Seller or its Affiliates without use or reference to such confidential information; provided that Seller may disclose such information to its officers, directors, employees, accountants, counsel, consultants, advisors and agents in connection with the transactions contemplated by this Agreement so long as such Persons are informed by Seller of the confidential nature of such information and are directed by Seller to treat such information confidentially.  Seller shall be responsible for the breach of this Section 5.02(b) by its Affiliates and their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents.
(c)            On and after the Closing Date, Seller shall retain and will afford promptly to Buyer and its agents reasonable access to its books of account, financial and other records (including accountant’s work papers), information, employees and auditors to the extent reasonably necessary or useful for Buyer in connection with any audit, financing, investigation, dispute or litigation relating to the Company or any Subsidiary; provided that any such access by Buyer shall not unreasonably interfere with the conduct of the business of Seller. Buyer shall bear all of the out-of-pocket costs and expenses (including attorneys’ fees and expenses) reasonably incurred in connection with the foregoing; provided, however, that the Seller shall not be required to disclose any information or provide such access if such disclosure would, in the Seller’s reasonable discretion, (i) jeopardize any attorney-client privilege or (ii) contravene any Applicable Laws or binding agreement entered into prior to the date hereof. Unless otherwise consented to in writing by Buyer, Seller shall not be permitted, for a period of five years following the Closing Date, to destroy, alter or otherwise dispose of any material books and records having material information with respect to the Company or any Subsidiary relating to periods on or prior to the Closing Date without first giving reasonable prior written notice to Buyer and offering to surrender to Buyer such books and records or such portions thereof at Buyer’s sole cost and expense.
Section 5.03.  Notices of Certain Events.  Seller shall promptly notify Buyer of:
(a)            any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
(b)            any notice or other material communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and
(c)            any actions, suits, claims, investigations or proceedings commenced or, to its knowledge threatened against, relating to or involving or otherwise affecting Seller or the Company or any Subsidiary that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.13 or that relate to the consummation of the transactions contemplated by this Agreement;

provided, however, that the delivery of any notice pursuant to this Section 5.03 shall not limit or otherwise affect the remedies available hereunder to the party receiving that notice.
Section 5.04.  Resignations.  Seller will deliver to Buyer the resignations of all officers and directors of the Company and each Subsidiary who will be officers, directors or employees of Seller or any of its controlled Affiliates after the Closing Date from their positions with the Company or any Subsidiary at or prior to the Closing Date.
Section 5.05.  Non-Solicit.  (a) Seller agrees that for a period of two full years after the Closing Date, neither it nor any of its Affiliates shall employ or solicit, or receive or accept the performance of services by any employee of the Company or any Subsidiary as of the Closing Date; provided that the foregoing restrictions shall not prohibit such Seller or any of its Affiliates from (i) engaging in a bona fide general solicitation or advertisement that is not specifically directed to any of the Persons referenced in the foregoing, (ii) retaining search firms, employment agencies or other similar entities, provided that such entities have been specifically instructed by Seller not to solicit any of the Persons referenced in the foregoing, (iii) hiring any such Person who responds to such requests as set forth in clause (i) above, (iv) hiring or soliciting any Person referred to above once they have no longer been employed by the Company or any of its Subsidiaries for at least six months or (v) hiring or soliciting any Person referred to above with the prior written consent of the Buyer.
(b)            If any provision contained in this Section 5.05 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section, but this Section shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.  It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by Applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under Applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such Applicable Law.  Seller acknowledges that Buyer would be irreparably harmed by any breach of this Section and that there would be no adequate remedy at law or in damages to compensate Buyer for any such breach.  Seller agrees that Buyer shall be entitled to injunctive relief requiring specific performance by Seller of this Section, and Seller consents to the entry thereof.

ARTICLE 6
Covenants of Buyer
Buyer agrees that:
Section 6.01.  Confidentiality.  Prior to the Closing Date and after any termination of this Agreement, Buyer and its controlled Affiliates will hold, and will use their reasonable best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Applicable Law, all confidential documents and information concerning the Seller, Company or any Subsidiary furnished to Buyer or its Affiliates in connection with the transactions contemplated by this Agreement, except to the extent that such information can be shown to have been (i) deemed free of such restrictions in writing by Seller, (ii) previously known on a nonconfidential basis by Buyer or any of its Affiliates, (iii) in the public domain through no fault of Buyer, (iv) later lawfully acquired by Buyer from sources other than Seller or the Company or any Subsidiary, (v) legally required to be disclosed by subpoena, other legal process or requests pursuant to investigation by any Governmental Authority or any Applicable Law or (vi) independently developed by Buyer or its Affiliates without use or reference to such confidential information; provided that Buyer may disclose such information to its officers, directors, employees, accountants, counsel, consultants, advisors and agents in connection with the transactions contemplated by this Agreement and to its lenders or other Persons in connection with obtaining the financing for the transactions contemplated by this Agreement so long as such Persons are informed by Buyer of the confidential nature of such information and are directed by Buyer to treat such information confidentially.  If this Agreement is terminated, Buyer and its controlled Affiliates will, and will use their reasonable best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to, destroy or deliver to Seller, upon request, all documents and other materials, and all copies thereof, obtained by Buyer or its Affiliates or on their behalf from Seller or the Company or any Subsidiary in connection with this Agreement that are subject to such confidence. Buyer shall be responsible for the breach of this Section 6.01 by its Affiliates and their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents.
Section 6.02.  Access.  On and after the Closing Date, Buyer shall retain and will cause the Company and each Subsidiary to afford promptly to Seller and its agents reasonable access to their properties, books, records, employees and auditors to the extent necessary to permit Seller to determine any matter relating to its rights and obligations hereunder or to any period ending on or before the Closing Date; provided that any such access by Seller shall not unreasonably interfere with the conduct of the business of Buyer; provided, further, that Buyer shall not be required to disclose any information if such disclosure would, in Buyer’s reasonable discretion, (i) jeopardize any attorney-client privilege or (ii) contravene any Applicable Laws or binding agreement entered into prior to the date hereof. Seller shall bear all of the out-of-pocket costs and expenses (including attorneys’ fees and expenses) reasonably incurred in connection with the foregoing. Buyer will hold, and will use its reasonable best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by Applicable Law, all confidential documents and information concerning the Company or any Subsidiary provided to it pursuant to this Section.  Unless otherwise consented to in writing by Seller, Buyer shall not be permitted and shall not permit the Company or any Subsidiary, for a period of five years following the Closing Date, to destroy, alter or otherwise dispose of any material books and records of the Company or any Subsidiary relating to periods beginning on or prior to the Closing Date without first giving reasonable prior written notice to Seller and offering to surrender to Seller such books and records or such portions thereof.  The provisions of this Section 6.02 shall cease to apply in the event of a sale or disposition of any Company Entity by Buyer as it relates to such Company Entity, provided that Buyer has caused the subsequent owner(s) of such entity to agree to the obligations similar to those set forth in this Section 6.02.
Section 6.03.  [Reserved].
Section 6.04.  Non-Solicit.  (a) Buyer agrees that for a period of two full years after the Closing Date, neither it nor any of its Affiliates shall employ or solicit, or receive or accept the performance of services by any employee of the Seller or its Affiliates as of the Closing Date with whom Buyer has had contact or who (or whose performance) became known to Buyer in connection with this Agreement; provided that the foregoing restrictions shall not prohibit such Buyer or any of its Affiliates from (i) engaging in a bona fide general solicitation or advertisement that is not specifically directed to any of the Persons referenced in the foregoing, (ii) retaining search firms, employment agencies or other similar entities, provided that such entities have been specifically instructed by Buyer not to solicit any of the Persons referenced in the foregoing, (iii) hiring any such Person who responds to such requests as set forth in clause (i) above, (iv) hiring or soliciting any Person referred to above once they have no longer been employed by the Seller or any of its Affiliates for at least six months or (v) hiring or soliciting any Person referred to above with the prior written consent of the Seller.

(b)    If any provision contained in this Section 6.04 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section, but this Section shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.  It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by Applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under Applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such Applicable Law.  Buyer acknowledges that Seller would be irreparably harmed by any breach of this Section and that there would be no adequate remedy at law or in damages to compensate Seller for any such breach.  Buyer agrees that Seller shall be entitled to injunctive relief requiring specific performance by Buyer of this Section, and Buyer consents to the entry thereof.
ARTICLE 7
Covenants of Buyer and Seller
Buyer and Seller agree that:
Section 7.01. Reasonable Best Efforts; Further Assurances.  (a) Subject to the terms and conditions of this Agreement, Buyer and Seller will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Laws to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided that the parties hereto understand and agree that the reasonable best efforts of any party hereto with respect to the HSR Act shall not be deemed to include (i) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby or (ii) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or the

Company’s Subsidiaries or any of their respective Affiliates’ businesses, assets or properties; provided further that the parties hereto understand and agree that the reasonable best efforts of the Buyer with respect to the Applicable Law for the jurisdictions listed on Section 4.03 of the Buyer Disclosure Schedule shall not be deemed to include divesting or otherwise holding separate (including by establishing a trust or otherwise), or otherwise agreeing to do any of the foregoing, with respect to any of its or the Company’s Subsidiaries or any of their respective Affiliates’ businesses, assets or properties.  Seller and Buyer agree, and Seller, prior to the Closing, and Buyer, after the Closing, agree to cause the Company and each Subsidiary, to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.
(b)            In furtherance and not in limitation of the foregoing, (i) each of Buyer and Seller shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and (ii) Buyer shall make appropriate filings in accordance with Applicable Law for the jurisdictions listed on Section 4.03 of the Buyer Disclosure Schedule with respect to the transactions contemplated hereby. Such filings shall be submitted as promptly as practicable and in any event within 15 Business Days (except with respect to appropriate filings in Albania, within 20 Business Days) of the date hereof, and Seller shall use its reasonable best efforts to provide any information required from Seller or the Company for such filings as promptly as practicable.   Buyer and Seller shall supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any Applicable Law for the jurisdictions listed on Section 4.03 of the Buyer Disclosure Schedule and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any Applicable Law for the jurisdictions listed on Section 4.03 of the Buyer Disclosure Schedule as soon as practicable. Buyer shall bear all filing fees in connection with any filings made under the HSR Act and other antitrust laws pursuant to this Section 7.01(b).
Section 7.02. Certain Filings.  Seller and Buyer shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.
Section 7.03.  Public Announcements.  The parties hereto will, and will cause each of their Affiliates to, and will direct each of their respective representatives to maintain the confidentiality of this Agreement and will not issue, or cause the publication of any public release or announcement concerning the transactions contemplated by this Agreement without the prior written consent of both the Buyer and Seller (such consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, the foregoing shall not restrict or prohibit any of the parties hereto from making any release or announcement required by Applicable Law or the rules or regulations of any securities exchange; provided that if practicable and permitted by Applicable Law such party shall consult with the other party hereto before issuing such release or information. Each party hereto shall be responsible for any breach of this Section 7.03 by one or more of its Affiliates.
Section 7.04.  Trademarks; Tradenames.  (a) Except as set forth in the other subsections of this Section 7.04, after the Closing, Buyer shall not permit the Company or its Subsidiaries to use any of the marks or names set forth on Schedule 7.04 (collectively or individually as the context requires, the “Seller Trademarks and Tradenames”).
(b)    After the Closing, the Company and its Subsidiaries shall have the right to sell existing inventory and to use existing packaging, labeling, containers, supplies, advertising materials, technical data sheets and any similar materials bearing any Seller Trademarks and Tradenames until the earlier of (i) one year after the Closing Date and (ii) the date existing stocks are exhausted.  The Company and its Subsidiaries shall have the right to use the Seller Trademarks and Tradenames in advertising that cannot be changed by them using reasonable efforts for a period not to exceed 75 days after the Closing Date.  Buyer shall cause the Company and its Subsidiaries to comply with all Applicable Laws in any use of packaging or labeling containing the Seller Trademarks and Tradenames.
(c)    The Company and its Subsidiaries shall not be obligated to change the Seller Trademarks and Tradenames on goods in the hands of dealers, distributors and customers at the time of the expiration of a time period set forth in Section 7.04(b) above.  The obliteration of the Seller Trademarks and Tradenames shall be deemed compliance with the covenant not to use the Seller Trademarks and Tradenames pursuant to this Section 7.04.
(d)    Buyer agrees to cause the Company and its Subsidiaries to use reasonable efforts to cease using the Seller Trademarks and Tradenames on buildings, cars, trucks and other fixed assets as soon as possible within a period not to exceed one year after the Closing Date.
(e)    Seller agrees that its consent to a reasonable extension of this Section for a reasonable period to be agreed which shall not exceed six months will not be unreasonably withheld if the Company and its Subsidiaries cannot exhaust existing inventory within one  year of the Closing Date after using commercially reasonable efforts to dispose of such inventory.

Section 7.05.  Intercompany Accounts.  All intercompany accounts between Seller or its Affiliates, on the one hand, and the Company or any Subsidiary, on the other hand, as of the Closing shall be deemed to be settled (irrespective of the terms of payment of such intercompany accounts) at or prior to Closing.
Section 7.06.  Transition Services Agreement.  Between the date hereof and the Closing Date, the parties agree to negotiate in good faith and finalize the terms of Exhibit A to the Transition Services Agreement, with the goal of finalizing Exhibit A to the Transition Services Agreement within thirty (30) days of the date of this Agreement (including the amendments to Exhibit A to the Transition Services Agreement and the Transition Services Agreement to allow for the providing of certain services by the Company Entities to Seller as reasonably requested by Seller).  Exhibit A to the Transition Services Agreement will be based substantially on the term sheet attached hereto as Exhibit B; provided, however, if the Buyer requests additional services that are reasonably necessary to the operation of the business and can be reasonably provided by Seller, the Seller will provide such services under the Transition Services Agreement and the parties will negotiate in good faith the cost and time periods of such services.  At or prior to the Closing, the parties or their applicable Affiliates providing or receiving services thereunder will enter into the Transition Services Agreement. If Seller reasonably determines that it is unable to provide to the Company any of the transition services described on Exhibit B or otherwise requested by Buyer, Seller will promptly notify Buyer of such determination, and Seller will cooperate with Buyer to develop commercially suitable alternatives for such transition services in order to implement such alternatives prior to Closing. Prior to Closing (and for a further 90 day period after Closing as provided in the Transition Services Agreement), Seller will transfer any required or relevant knowledge  to Company personnel, including through training and coaching, in order to prepare the Company to operate independently of Seller after Closing.
Section 7.07.  Supply and Distribution Agreement.  Between the date hereof and the Closing Date, the parties agree to negotiate in good faith and finalize the Supply and Distribution Agreement, which shall have the terms set forth under Section 3 of the Letter of Intent dated December 9, 2016, between the parties, and having such other terms and conditions as the parties shall agree in good faith, with the goal of finalizing the Supply and Distribution Agreement within thirty (30) days of the date of this Agreement.  At or prior to the Closing, the parties or their applicable Affiliates will enter into the Supply and Distribution Agreement.

ARTICLE 8
Tax Matters
Section 8.01.  Preparation of Pre-Closing Tax Returns.  (a) Seller shall prepare all affiliated, combined, consolidated, unitary or similar Tax Returns that any Company Entity is required to file jointly with Seller or any of Seller’s post-Closing Affiliates for a Pre-Closing Tax Period (each, a “Consolidated or Combined Tax Return”). Seller shall prepare the portion of each such Tax Return that is a Company Return in a manner consistent with the past practices of the Company, unless otherwise required by Applicable Law.  All Taxes shown as due on such Tax Returns shall be timely paid by Seller.
(b)            With respect to any Income Tax Return that is not a Consolidated or Combined Tax Return and that relates to a Pre-Closing Tax Period of a Company Entity (including a Straddle Period) but is required to be filed after the Closing Date, Seller shall prepare each such Income Tax Return in a manner consistent with the past practices of the Company, unless otherwise required by Applicable Law. Seller shall deliver to Buyer, at least twenty (20) days prior to the due date (taking into account extensions) for the filing of each such Income Tax Return, a draft of such Income Tax Return for Buyer’s review.  Seller shall consider in good faith any reasonable comments that Buyer submits to Seller in writing no less than ten (10) Business Days before the due date for filing such Income Tax Return and shall not finalize the form of such Income Tax Return without Buyer’s prior written consent (not to be unreasonably withheld or delayed); provided that, if the parties are unable to finalize any such Income Tax Return at least five (5) Business Days before the due date for filing such Income Tax Return, any disputed items shall be addressed on such Income Tax Return in the manner proposed by Buyer and the dispute shall be submitted to independent accountants for resolution pursuant to the procedures set forth in Section 2.04(d).  No less than two (2) Business Days before the due date for filing such Income Tax Return, Seller shall deliver to Buyer the final form of such Income Tax Return and a cash payment equal to the amount of any Taxes shown as due on such Income Tax Return (or, in the case of a Straddle Period Income Tax Return, the portion of the amount of any Taxes shown as due on such Income Tax Return that is attributable to the Pre-Closing Tax Period under Section 8.03) to the extent such Taxes are Indemnified Taxes; provided that, if any portion of any such disputed Taxes is resolved in Seller’s favor, Buyer shall, no later than ten (10) Business Days thereafter, pay to Seller in immediately available funds the disputed amount resolved in Seller’s favor.  Buyer shall timely file, or shall cause to be filed, with the relevant Taxing Authority each such Income Tax Return and timely pay to the relevant Taxing Authority all Taxes due with respect to each such Income Tax Return.

(c)            With respect to any Tax Return of the Company that is (i) attributable to a Pre-Closing Tax Period (including any Straddle Period) and (ii) not an Income Tax Return, Seller shall engage KPMG LLP (“KPMG”) to prepare such Tax Return in a manner consistent with the past practices of the Company and Section 8.03, unless otherwise required by Applicable Law.  Seller shall instruct KPMG to deliver simultaneously to Seller and Buyer a draft of each such Tax Return for each party’s review as promptly as practicable and the parties shall cooperate to finalize such Tax Return in a timely manner; provided that, if the parties are unable to finalize any such Tax Return at least three (3) Business Days before the due date for filing such Tax Return, Seller shall instruct KPMG to resolve any disputed items in the manner proposed by Buyer and the dispute shall be submitted to independent accountants for resolution pursuant to the procedures set forth in Section 2.04(d). No less than two (2) Business Days before the due date for filing each such Tax Return, KPMG shall deliver to Buyer the final form of such Tax Return and Seller shall deliver to Buyer a cash payment equal to the portion of the amount of any Taxes shown as due on such Tax Return that is attributable to the Pre-Closing Tax Period (determined, in the case of a Straddle Period, under Section 8.03); provided that, if any portion of any such disputed Taxes is resolved in Seller’s favor, Buyer shall, no later than ten (10) Business Days thereafter, pay to Seller in immediately available funds the disputed amount resolved in Seller’s favor.  Buyer shall timely file, or shall cause to be filed, with the relevant Taxing Authority each such Tax Return and timely pay to the relevant Taxing Authority all Taxes due with respect to each such Tax Return.
Section 8.02.  Cooperation in Tax Matters.  Buyer and Seller agree to, and agree to cause their Affiliates to cooperate fully, as and to the extent reasonably requested by the other parties, in connection with (i) the preparation and filing of any Tax Return relating to the Company Entities with respect to any Pre-Closing Tax Period and (ii) the conduct of any Tax audit, litigation or other action.  Such cooperation shall include the retention and (upon the other party’s request) the provision within 10 Business Days of the other party’s reasonable request of records and information that are relevant to any such audit, litigation or other action and making employees available as and to the extent reasonably necessary to provide assistance in such matters and in the preparation of such Tax Returns, including through the provision within 10 Business Days of the other party’s reasonable request of additional information and explanation of any material provided hereunder.  Buyer and Seller agree (i) to retain all books and records (that are in the possession of such party or its post-Closing Affiliates) with respect to Tax matters pertinent to any Company Entity relating to any Pre-Closing Tax Period until the expiration of any applicable statute of limitations, and to abide by all record retention agreements entered into with any Taxing Authority for all periods required by such Taxing Authority, and (ii) to use commercially reasonable efforts to provide the other party with at least 30 Business Days’ prior written notice before destroying any such books and records, during which period the party receiving the notice can elect to take possession, at its own expense, of such books and records.

Section 8.03.  Straddle Periods.  For all purposes of this Agreement, in the case of a Straddle Period, (x) ad valorem property Taxes allocable to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period  and (y) the amount of all other Taxes (other than Transfer Taxes) of the Company Entities for a Straddle Period which relate to the Pre-Closing Tax Period shall be computed based on interim closing method as if such Tax period ended as of the close of business on the Closing Date.
Section 8.04.  Tax Claims. (a) From and after the Closing, each Party shall notify the other Party in writing within ten (10) Business Days of the receipt by it (or its Affiliates) of notice of any pending or threatened U.S. federal, state, local or non-U.S. Tax audits, assessments or other claims, suits, actions, litigations or proceedings that could reasonably be expected to give rise to an indemnity claim under this Agreement (a “Tax Claim”). Any failure by a Party to so notify the other Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have materially and adversely prejudiced the Indemnifying Party.
(b)    (i) With respect to any audit, claim, suit, action, litigation or proceeding (including any Tax audit) related to any Tax Claim (a “Tax Controversy”) involving a Consolidated or Combined Tax Return, Seller shall have exclusive control of such Tax Controversy.  Seller shall keep Buyer reasonably informed regarding the status of such Tax Controversy to the extent related to any Company Entity.
(ii) With respect to any Tax Controversy for a Pre-Closing Period (other than a Straddle Period) that is not related to a Consolidated or Combined Tax Return, Seller shall have exclusive control of such Tax Controversy; provided that Buyer shall have the right (but not the duty) to participate in such Tax Controversy at Buyer’s expense. Seller shall keep Buyer reasonably informed regarding the status of such Tax Controversy. To the extent a settlement of any issue in any such Tax Controversy would adversely affect any Company Entity in a Post-Closing Tax Period, Seller may not settle such issue without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed).
(iii) With respect to any Tax Controversy that relates to a Straddle Period, Buyer and Seller shall jointly control such Tax Controversy and neither Party shall settle any Tax Controversy without the consent of the other Party (which consent shall not be unreasonably withheld).

Section 8.05.  Transfer Taxes.  All Transfer Taxes shall be borne equally by Buyer and Seller.  The parties shall use commercially reasonable efforts to minimize the incurrence of any such Transfer Taxes.  If required by Applicable Law, either Party shall, and shall cause its post-Closing Affiliates to, join in the execution of any applicable Tax Returns relating to Transfer Taxes.
Section 8.06.  Tax Refund.  Seller shall be entitled to the amount of any refund of Taxes (including any related interest received from the applicable Governmental Authority) of any Company Entity with respect to a Pre-Closing Tax Period that is received (in cash or as an offset to Taxes that would be payable in cash) by Buyer or its Affiliates (including any Company Entity) after the Closing, other than any refund (i) of any Tax that is not an Indemnified Tax or (ii) subject to Section 8.07, attributable to a carryback of a Tax attribute from a Post-Closing Tax Period. Buyer shall pay, or cause to be paid, to Seller any amount to which Seller is entitled pursuant to the prior sentence within ten (10) Business Days of the receipt of the applicable refund by Buyer or any of its Affiliates; provided, however, that Buyer shall be entitled to offset any such refund against any outstanding indemnification obligation of Seller pursuant to Article 11 of this Agreement and any such refund shall be net of any out-of-pocket costs or expenses incurred by Buyer in obtaining such refund.
Section 8.07. Limitations on Amended Returns and Carrybacks.  Except as required by law, without the prior written consent of Seller (not to be unreasonably withheld or delayed), Buyer shall not cause or permit any (i) amendment of any Company Return for any Pre-Closing Tax Period, (ii) carryback of any Tax attributes from any Post-Closing Tax Period of any Company Entity to any Pre-Closing Tax Period, (iii) self-assessment of additional Tax for any Pre-Closing Tax Period of any Company Entity, or (iv) Company Entity to pursue any Tax amnesty, voluntary disclosure agreement or similar agreement or arrangement regarding any Pre-Closing Tax Period of any Company Entity.
Section 8.08. No Section 338 Election. Buyer shall not make or permit to be made any election under Section 338 of the Code (or other similar state, local or foreign Law) with respect to any Company Entity.
Section 8.09.  Termination of Tax Sharing Agreements.  Any and all existing Tax Sharing Agreements between any Company Entities (on the one hand) and Seller and/or any of its post-Closing Affiliates (one the other hand) shall be terminated (or modified) as of the Closing Date such that there shall be no continuing liability on the part of any Company Entity.

ARTICLE 9
Employee Benefits
Section 9.01.  Base Compensation and Benefits. Buyer shall provide or cause to be provided to each of the Company Employees who as of the Closing Date are employed by the Company or any of its Subsidiaries (“Continuing Employees”), for a period one year following the Closing (A) the same base compensation or wages and annual bonus opportunity that are no less favorable in the aggregate to those provided immediately prior to the Closing Date and (B) benefits that are not less favorable in the aggregate to those provided to such employees by the Company and its Subsidiaries and/or Seller and its Affiliates under an Employee Plan immediately prior to the Closing Date.
Section 9.02.  Qualifying Service.  For purposes of participation, vesting and determination of rates of contribution or benefits under employee benefit plans of Buyer and its Affiliates (including from and after the Closing the Company and its Subsidiaries) (“Buyer Plans”) (but not accrual of benefits under any defined benefit pension plan), (i) qualifying service under any Employee Plan that is a qualified retirement plan shall be treated as qualified service under Buyer Plans that are qualified retirement plans following the Closing and (ii) qualifying service under any other Employee Plan shall be treated as qualified service under any similar Buyer Plans, including, without limitation, and vacation pay plans; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service.  Buyer shall recognize and provide and shall cause its Affiliates (including the Company and its Subsidiaries) to recognize and provide all accrued but unused vacation, discretionary and sick pay of the Continuing Employees as of the Closing Date, provided that with respect to any Continuing Employees such accrued (i) vacation days shall not exceed three (3) weeks and (ii) sick days shall not exceed one (1) week.
Section 9.03.  Eligibility.  Buyer shall use commercially reasonable efforts to cause the Buyer Plans that are welfare benefit plans that cover the Continuing Employees after the Closing Date to (i) waive any waiting period and restrictions and limitations for preexisting conditions or insurability and (ii) cause any payments made by the Continuing Employees under any Employee Plan that is a medical benefit plan or group health plan to be credited to such Continuing Employees under Buyer Plans that are medical benefit plans or group health plans, so as to reduce the amount of any deductible and out of pocket requirements that the Continuing Employees must meet under such Buyer Plans.
Section 9.04. 401(k) Plan.  As of the Closing Date, Buyer shall cause a defined contribution plan sponsored by the Company or its Affiliates that includes a qualified cash or deferred arrangement (“Company’s 401(k) Plan”) to waive all minimum service and age requirements for eligibility to participate in Company’s 401(k) Plan for all Continuing Employees eligible to participate in Seller’s qualified defined contribution plan (“Seller’s 401(k) Plan”), and to permit Continuing Employees with account balances under Seller’s 401(k) Plan to make rollover contributions of their account balances (including participant loans) to Company’s 401(k) Plan.

Section 9.05. Third Parties.  Notwithstanding anything in this Article 9 to the contrary, nothing contained herein, whether express or implied, (i) is intended to or shall confer upon any Person (other than Buyer, Seller and the Company), including any Continuing Employee or any current or former Service Provider, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (ii) shall be treated as an amendment or other modification of any Employee Plan, (iii) shall limit the right of Buyer to amend, terminate or otherwise modify any Company Plan on and following the Closing Date or (iv) shall create any obligation on the part of Buyer or its Subsidiaries (and, following the Closing, the Company or any of its Subsidiaries) to employ any Continuing Employee for any period following the Closing Date.
ARTICLE 10
Conditions to Closing
Section 10.01.  Conditions to Obligations of Buyer and Seller.  The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction of the following conditions:
(a)            Any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated and Buyer shall have received all unconditional antitrust approvals required to consummate the transactions contemplated hereby in the jurisdictions set forth on Section 4.03 of the Buyer Disclosure Schedule.
(b)            No provision of any Applicable Law shall prohibit the consummation of the Closing.
(c)            No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction preventing the consummation of the transactions contemplated by this Agreement shall have been issued and in effect or any Applicable Law enacted, entered or enforced which makes the consummation of the transactions contemplated by this Agreement illegal.

Section 10.02.  Conditions to Obligation of Buyer.  The obligation of Buyer to consummate the Closing is subject to the satisfaction of the following further conditions:
(a)            (i) Seller shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing Date, (ii) the representations and warranties of Seller contained in this Agreement and in any certificate delivered by Seller pursuant hereto shall be true at and as of the Closing Date as if made at and as of such date (except for any representation or warranty expressly made as of an earlier date which shall be true as of such earlier date) except where such failures to be true have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (iii) Buyer shall have received a certificate signed by the Chief Executive Officer or the Chief Financial Officer of Seller to the foregoing effect.
(b)            Seller shall have received all consents, authorizations or approvals from the Governmental Authorities referred to in Section 3.03, and no such consent, authorization or approval shall have been revoked.
(c)            Buyer shall have received all documents it may reasonably request relating to the existence of Seller, the Company and the Subsidiaries and the authority of Seller for this Agreement.
(d)            Buyer shall have received certification signed by Seller to the effect that Seller is not a “foreign person” as defined in Section 1445 of the Code.
Section 10.03.  Conditions to Obligation of Seller.  The obligation of Seller to consummate the Closing is subject to the satisfaction of the following further conditions:
(a)            (i) Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date, (ii) the representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by Buyer pursuant hereto  (A) that are qualified by materiality shall be true and correct as of Closing Date as it if made at and as of such date (except for representations and warranties especially made as of an earlier date which shall be true as of such earlier date) and (B) that are not qualified by materiality shall be true in all material respects at and as of the Closing Date as if made at and as of such date and (iii) Seller shall have received a certificate signed by an executive officer of Buyer to the foregoing effect.

(b)            Buyer shall have received all consents, authorizations or approvals from the Governmental Authorities referred to in Section 4.03, in each case in form and substance reasonably satisfactory to Seller, and no such consent, authorization or approval shall have been revoked.
(c)            Seller shall have received all documents it may reasonably request relating to the existence of Buyer and the authority of Buyer for this Agreement, all in form and substance reasonably satisfactory to Seller.
(d)            Seller shall have received the Closing Date Purchase Price in immediately available funds.
ARTICLE 11
Survival; Indemnification

Section 11.01.  Survival.  The representations and warranties of the parties hereto contained in this Agreement or in any certificate delivered pursuant hereto or in connection herewith and except as set forth in the last sentence of this Section 11.01 any claims for breaches or inaccuracies thereof shall survive the Closing until eighteen months after the Closing Date; provided that the representations and warranties (i) in Sections 3.01(a), 3.02 and 3.21, shall survive until the later of five (5) years from the Closing Date and the applicable statute of limitations and (ii) in Section 3.26(i) and in Articles 8 and 9 shall survive until 90 days after expiration of the applicable statute of limitations (iii) in Section 3.26 (other than Section 3.26(i)) shall not survive the Closing and (iv) in Section 3.16 shall survive the Closing until two years after the Closing Date. The covenants and agreements of the parties hereto contained in this Agreement or in any certificate delivered pursuant hereto or in connection herewith shall survive the Closing until the earlier of six (6) years from the Closing Date or, if applicable, for the period for performance explicitly specified therein, provided that claims for breaches of covenants shall survive for a period of 90 days following such six (6) year period or the time for performance set forth therein, as applicable. Notwithstanding the preceding sentences, any breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentences, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given in good faith and with reasonable specificity (including the amount of damages, if known) to the party against whom such indemnity may be sought prior to such time.
Section 11.02.  Indemnification.  (a) Effective at and after the Closing, Seller hereby indemnifies Buyer, its directors, managers, partners, officers, employees, agents, trustees, representatives or other Affiliates and their respective successors and assignees and, effective at the Closing, without duplication, the

Company, each Subsidiary and their respective successors and assignees against and agrees to hold each of them harmless from any and all damage, loss, liability and expense (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding whether involving a third party claim or a claim solely between the parties hereto (“Damages”), incurred or suffered by Buyer, any Affiliate of Buyer, the Company, any Subsidiary or any of their respective successors and assignees arising out of (x) any misrepresentation or breach of warranty (each such misrepresentation and breach of warranty a “Warranty Breach”) or breach of covenant or agreement made or to be performed by Seller or the Company or any Subsidiary (prior to Closing) pursuant to this Agreement (other than a representation, warranty, covenant or agreement made or to be performed pursuant to Section 3.26 or Article 8) and (y) any Indemnified Taxes; provided that with respect to indemnification by Seller for Warranty Breaches pursuant to this Section, (i) Seller shall not be liable unless the aggregate amount of Damages with respect to such Warranty Breaches exceeds $750,000 and then only to the extent of such excess and (ii) Seller’s maximum liability shall not exceed $11,500,000. Furthermore, with respect to a Warranty Breach of Section 3.25, Seller shall not be required to indemnify Buyer, its Affiliates and their respective successors and assignees for any Damages in connection with any matters under Environmental Law to the extent such Damages arise as a result of any post-closing invasive environmental investigation (including invasive testing and sampling) performed by Buyer, its Affiliates (including, after the Closing, the Company) or their respective successors and assigns of any soil, sediment or groundwater, unless such invasive environmental investigation is required by Environmental Law, an Environmental Permit or by an applicable Governmental Authority.  In addition, Buyer, its Affiliates and their respective successors and assignees shall not have been deemed to have incurred any Damages for any Warranty Breaches unless the Damages arising from an individual claim (or series of claims so substantially related that they should be considered as a single claim), exceed $25,000.
(b)    Notwithstanding anything to the contrary contained in this Agreement, effective at and after the Closing, Seller hereby indemnifies Buyer, its Affiliates and their respective successors and assignees and, effective at the Closing, without duplication, the Company, each Subsidiary and their respective successors and assignees against and agrees to hold each of them harmless from any and all Damages incurred or suffered by Buyer, any Affiliate of Buyer, the Company, any Subsidiary or any of their respective successors and assignees arising out of (i) any action, suit, proceeding or third-party claim relating to or arising out of the November 2014 fire at the Maple Heights, Ohio facility that the Company leases from Equity Industrial Maple Heights, LLC, including, without limitation, the litigation captioned Continental Casualty Company a/s/o Fanny May Confections Inc. v. Equity Industrial Maple Heights, LLC, No. 1:16CV453

(N.D. Ohio) (the “Maple Heights Litigation”) or (ii) Steve Druckman’s employment with or separation from the Company, including with respect to any payments for salary, severance and 2017 bonus. Notwithstanding anything to the contrary contained in this Agreement, the aggregate maximum liability for indemnification by Seller under this Article 11 shall not exceed the Purchase Price.
(c)    Effective at and after the Closing, Buyer hereby indemnifies the Seller, its directors, managers, partners, officers, employees, agents, trustee, representatives or other Affiliates and their respective successors and assignees against and agrees to hold each of them harmless from any and all Damages incurred or suffered by Seller, any of its Affiliates or any of their respective successors and assignees arising out of any Warranty Breach or breach of covenant or agreement made or to be performed by Buyer pursuant to this Agreement (other than a representation, warranty, covenant or agreement made or to be performed pursuant to Article 8); provided that with respect to indemnification by Buyer for Warranty Breaches pursuant to this Section, (i) Buyer shall not be liable unless the aggregate amount of Damages with respect to such Warranty Breaches exceeds $750,000 and then only to the extent of such excess and (ii) Buyer’s maximum liability shall not exceed $11,500,000.  In addition, Seller, its Affiliates and their respective successors and assignees shall not have been deemed to have incurred any Damages for any Warranty Breaches unless the Damages arising from an individual claim (or series of claims so substantially related that they should be considered as a single claim), exceed $25,000.
(d)    The amount of any Damages otherwise indemnifiable under this Section 11.02 shall be reduced by any actual cash Tax savings (calculated on a with and without basis) actually realized by the Indemnified Party and/or any of its post-Closing Affiliates as a result of any losses, deductions or credits attributable to such Damages with respect to any taxable year through and including the second taxable year following the taxable year in which such Damages were incurred.
Section 11.03.  Third Party Claim Procedures.  (a) The party seeking indemnification under Section 11.02 (the “Indemnified Party”) agrees to give prompt notice in writing to the party against whom indemnity is to be sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any suit, action or proceeding by any third party (“Third Party Claim”) in respect of which indemnity may be sought under such Section.  Such notice shall set forth in reasonable detail such Third Party Claim and the basis for indemnification (taking into account the information then available to the Indemnified Party).  The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have materially and adversely prejudiced the Indemnifying Party.

(b)    The Indemnifying Party shall be entitled to participate in the defense of any Third Party Claim and, subject to the limitations set forth in this Section, shall be entitled to control and appoint lead counsel for such defense, in each case at its own expense.
(c)    The Indemnifying Party shall not be entitled to assume or maintain control of the defense of any Third Party Claim and shall pay the fees and expenses of counsel retained by the Indemnified Party if the Third Party Claim pursuant to Section 11.03(a), (i) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (ii) the Indemnified Party reasonably believes an adverse determination with respect to the Third Party Claim would be materially detrimental to the reputation or future business prospects of the Indemnified Party or any of its affiliates, (iii) the Third Party Claim seeks an injunction or equitable relief against the Indemnified Party or any of its Affiliates or (iv) the Indemnifying Party has failed or is failing to prosecute or defend the Third Party Claim.
(d)    If the Indemnifying Party shall assume the control of the defense of any Third Party Claim in accordance with the provisions of this Section 11.03, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, delayed or conditioned) before entering into any settlement of such Third Party Claim, if the settlement does not expressly unconditionally release the Indemnified Party and its affiliates from all liabilities and obligations with respect to such Third Party Claim or the settlement imposes injunctive or other equitable relief against the Indemnified Party or any of its Affiliates.
(e)    In circumstances where the Indemnifying Party is controlling the defense of a Third Party Claim in accordance with paragraphs (b) and (c) above, the Indemnified Party shall be entitled to participate in the defense of any Third Party Claim and to employ separate counsel of its choice for such purpose, in which case the fees and expenses of such separate counsel shall be borne solely by the Indemnified Party; provided that in such event the Indemnifying Party shall pay the fees and expenses of such separate counsel (i) reasonably and necessarily incurred by the Indemnified Party prior to the date the Indemnifying Party assumes control of the defense of the Third Party Claim or (ii) if representation of both the Indemnifying Party and the Indemnified Party by the same counsel would in the opinion of such counsel create a conflict of interest.
(f)    Each party shall cooperate, and cause their respective affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(g)    Notwithstanding the foregoing, the procedures set forth in Section 8.04 shall apply to any Tax Claim and this Section 11.03 and Section 11.04 shall not apply.
Section 11.04.  Direct Claim Procedures.  In the event an Indemnified Party has a claim for indemnity under Section 11.02 against an Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party agrees to give prompt notice in writing of such claim to the Indemnifying Party.  Such notice shall set forth in reasonable detail such claim and the basis for indemnification (taking into account the information then available to the Indemnified Party).  The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have materially and adversely prejudiced the Indemnifying Party or the survival period with respect to such claims has elapsed in accordance with Section 11.01.  If the Indemnifying Party does not notify the Indemnified Party within 45 days following the receipt of a notice with respect to any such claim that the Indemnifying Party disputes its indemnity obligation to the Indemnified Party for any Damages with respect to such claim, such Damages shall be conclusively deemed a liability of the Indemnifying Party and the Indemnifying Party shall promptly pay to the Indemnified Party any and all Damages arising out of such claim.  If the Indemnifying Party has timely disputed its indemnity obligation for any Damages with respect to such claim, the parties shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by arbitration pursuant to Section 13.07.
Section 11.05.  Purchase Price Adjustment.  To the extent permitted by Applicable Law, any amount paid under Article 11 shall be treated as an adjustment to the Purchase Price.
Section 11.06.  Other Indemnification Matters.
(a)    Payments by an Indemnifying Party pursuant to Article 11 in Article 11 in respect of any Damages shall be limited to the amount of any Damages that remain after deducting therefrom any insurance proceeds actually received (net of reasonable out-of-pocket expenses incurred in obtaining such recovery and any increase in insurance premiums to the extent directly attributable to the payment of such cash recovery or the existence of such Damages) by the Indemnified Party in respect of any such claim.

(b)    With respect to any Damages or any Damages reasonably likely to be incurred, any Indemnified Party shall, and to the extent possible shall cause their respective Affiliates to, take all commercially reasonable efforts to mitigate such Damages or Damages reasonably likely to be incurred.
(c)    Seller shall not be liable under this Article 11 for any Damages based upon or arising out of any inaccuracy in or breach of any representations or warranties of Seller, the Company or any Subsidiary contained in this Agreement if Buyer had actual knowledge of such inaccuracy or breach prior to the date hereof.  Buyer shall not be liable under this Article 11 for any Damages based upon or arising out of any inaccuracy in or breach of any representations or warranties of Buyer contained in this Agreement if Seller had actual knowledge of such inaccuracy or breach prior to the date hereof.
(d)      Seller shall not be required to indemnify Buyer for those portions of any Damages reflected as a liability in calculating the Final Working Capital and paid for by Seller through any Working Capital Adjustment Amount payment pursuant to Section 2.05.
(e)      Notwithstanding anything to the contrary set forth herein, except in the case of actual fraud, no party shall be liable for any consequential damages (including loss or diminution in value of assets or securities) or punitive, special, exemplary or indirect damages or any damages based upon multiples of earnings or any other similar value metrics (unless such punitive, special, exemplary or indirect damages are awarded to any third party by any court or arbitrator) relating to any breach of representation, warranty or covenant contained in this Agreement.
Section 11.07. Sole and Exclusive Remedy. Subject to the last sentence of this Section 11.07, notwithstanding anything to the contrary in this Agreement, from and after the Closing, indemnification pursuant to the provisions of this Agreement shall be the sole and exclusive remedy of the Indemnified Parties for any misrepresentation or the failure of any representation and warranty to not be true and correct, or any breach of any covenant or other provision or agreement contained in this Agreement and for any and all other Damages or claims arising under, out of or related to this Agreement, the negotiation or execution hereof, or the transactions contemplated by this Agreement, and no Indemnified Party shall have any other entitlement, remedy or recourse, at law or in equity, whether in contract, tort or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the Indemnified Parties, respectively, on behalf of themselves and their respective Affiliates, to the fullest extent permitted by Applicable Law. Notwithstanding the foregoing or anything to the contrary, nothing in this Section 11.07 shall limit the right of any Party to (x) specific performance or injunctive relief against any Party in respect of a breach by such other Party of any covenant or agreement hereunder, (y) any claims of the Parties as expressly contemplated by the Transaction Agreements or any other agreement with respect to performance or failure to perform after the Closing (and then only to the extent of the specific obligations undertaken by each such named party in the Transaction Agreements or such other agreements) or (z) any claims based upon actual fraud (or against a Party for its actual fraud) in connection with this Agreement or otherwise pursuant to this Agreement.
ARTICLE 12
Termination
Section 12.01.  Grounds for Termination.  This Agreement may be terminated at any time prior to the Closing:
(a)            by mutual written agreement of Seller and Buyer;
(b)            by either Seller or Buyer if the Closing shall not have been consummated on or before June 30, 2017 (the “Outside Date”); provided that if as of the Outside Date all conditions to closing set forth in Article 10 (other than those conditions that by their nature are to be satisfied at Closing) have been satisfied or waived except for the condition set forth in Section 10.01(a) solely with respect to Serbia or Albania, then either Buyer or Seller may, at their option, extend the Outside Date to July 31, 2017; or
(c)            by either Seller or Buyer if there shall be any Applicable Law that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any Governmental Authority having competent jurisdiction.
The party desiring to terminate this Agreement pursuant to Section 12.01(b) or Section 12.01(c) shall give written notice of such termination to the other party.
Section 12.02.  Effect of Termination.  If this Agreement is terminated as permitted by Section 12.01, such termination shall be without liability of either party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party to this Agreement; provided that if such termination shall result from the intentional breach of any covenant or other obligation of either party to this Agreement, such party shall be fully liable for any and all Damages incurred or suffered by the other party as a result of such breach.  The provisions of Sections 6.01, 13.04, 13.06, 13.07 and 13.09 shall survive any termination hereof pursuant to Section 12.01.

ARTICLE 13
Miscellaneous
Section 13.01.  Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Buyer, to:
Ferrero International S.A.
Findel Business Center – Complexe B
Rue de Treves
L-2632 Findel, Luxembourg
Attention: Fabrizio Minneci and Giovanni Ghisetti
E-mail: fabrizio.minneci@ferrero.com; giovanni.ghisetti@ferrero.com with a copy to:
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: John Bick
Facsimile No.: (212) 701-5800
E-mail: john.bick@davispolk.com

if to Seller, to:
1-800-Flowers.com, Inc.
One Old Country Road, Suite 500
Carle Place, New York  11514
Attention: William Shea and Colleen M. Kearney
Facsimile No.: (516) 237-6101
E-mail: bshea@1800flowers.com; ckearney@1800flowers.com

with a copy to:
Cahill Gordon & Reindel llp
80 Pine Street
New York, New York 10005
Attention: William M. Hartnett and Kimberly Petillo-Décossard
Facsimile No.: 212-269-5420
E-mail: whartnett@cahill.com; kpetillo-decossard@cahill.com

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.
Section 13.02.  Amendments and Waivers.  (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.
(b)            No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.
Section 13.03.  Disclosure Schedule References.  The parties hereto agree that any reference in a particular Section of either the Seller Disclosure Schedule or the Buyer Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent.
Section 13.04.  Expenses.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
Section 13.05.  Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto; except that Buyer may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided that no such transfer or assignment shall relieve Buyer of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Buyer.

Section 13.06.  Governing Law.  This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of such state.
Section 13.07.  Arbitration.  (a) Any dispute arising out of or in connection with this Agreement, whether such dispute arises before or after the termination of this Agreement, which cannot be settled by discussion and mutual accord within 60 Business Days after the date a party notifies the other in a writing specifying such dispute, shall be settled by arbitration administered by the International Centre for Dispute Resolution (the “ICDR”) in accordance with the then most current version of its commercial arbitration rules (the “ICDR Rules”) and as set forth in this Agreement (the “Arbitration”).
(b)    The Arbitration shall be conducted by a panel of three arbitrators of whom one arbitrator shall be appointed by Buyer, one by Seller and a third by the two arbitrators so appointed.  If a party fails to appoint its arbitrator within 30 Business Days after the other party’s arbitrator is appointed and such party is served written notice of such appointment, or if the two arbitrators so appointed are unable to agree upon the appointment of the third arbitrator within 30 Business Days from the appointment of the second arbitrator, then the missing arbitrator shall be a New York law-qualified attorney with at least ten years of experience with such arbitrations appointed by the ICDR.  Each party shall submit the case to the arbitrators within 30 Business Days after the appointment of all the arbitrators.
(c)    In addition to the ICDR Rules chosen by the parties, the parties agree that the arbitration shall be conducted according to the IBA Rules of Evidence adopted on May 29, 2010.  Any discovery conducted pursuant to such arbitration (A) shall be subject to the following (i) there shall be production of electronic documents only from sources used in the ordinary course of business. Absent a showing of compelling need, no such documents are required to be produced from backup servers, tapes or other media; (ii) absent a showing of compelling need, the production of electronic documents shall normally be made on the basis of generally available technology in a searchable format that is usable by the party receiving the e-documents and convenient and economical for the producing party. Absent a showing of compelling need, the parties need not produce metadata, with the exception of header fields for email correspondence; and (iii) where the costs and burdens of e-discovery are disproportionate to the nature and gravity of the dispute or to the amount in controversy, or to the relevance of the materials requested, the arbitrator will either deny such requests or order disclosure on condition that the requesting party advance the reasonable cost of production to the other side, subject to the allocation of costs in the final award.

(d)    The situs of the Arbitration shall be New York, New York, United States.
(e)    The arbitrators shall have the power to award compensatory money damages and interest thereupon, and shall have exclusive jurisdiction over the entire matter in dispute, including any question as to its arbitrability; but shall not have the power to award any exemplary or punitive damages, however denominated, whether or not multiplied.  The arbitrators shall not have power to alter, amend or add to the provisions of this Agreement.
(f)    The decision of the arbitrators shall be that made by the majority of the arbitrators, based upon a hearing, in which evidence may be introduced without following the strict rules of evidence, but in which cross-examination and rebuttal will be allowed.  The decision of the arbitrators shall be accompanied by a reasoned opinion, which shall be in writing, signed by a majority of the arbitrators and including findings of fact and conclusions of law.  The arbitrators will render their decision within 60 Business Days following the termination of the hearing, unless the parties consent to an extension.
(g)    The decision of the arbitrators shall be final and binding on the parties.  Judgment upon any award rendered by the arbitrators pursuant to their decision may be entered in any court having jurisdiction thereof, and shall be enforceable against the parties.
(h)    Except as may be required by law or this Agreement, neither party may disclose the existence, content, or results of the Arbitration without the prior written consent of both parties, and the parties will use their reasonable best efforts to cause the arbitrators to maintain the confidentiality of the Arbitration.
(i)    Each party will jointly and equally bear the expense of the Arbitration.
Section 13.08.  Counterparts; Effectiveness; Third Party Beneficiaries.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than (i) the parties hereto and their respective successors and assigns and (ii) the Persons (or categories of Persons) specifically described in Section 6.04.

Section 13.09.  Entire Agreement.  This Agreement and the other Transaction Agreements constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.
Section 13.10.  Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
Section 13.11.  Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any New York State or Federal court sitting in the borough of Manhattan, New York, in addition to any other remedy to which they are entitled at law or in equity.
Section 13.12.  Waiver of Conflicts.  (a)  Recognizing that Cahill Gordon & Reindel llp has acted as legal counsel to Seller, the Company and its Subsidiaries and their respective Affiliates prior to the Closing and that Cahill Gordon & Reindel llp intend to act as legal counsel to Seller and its Affiliates after the Closing, each of Buyer and the Company and its Subsidiaries hereby waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with Cahill Gordon & Reindel llp representing Seller or its Affiliates after the Closing as such representation may relate to Buyer, the Company, any Subsidiary or the transactions contemplated hereby.  In addition, all communications involving attorney-client confidences between Seller, the Company and its Subsidiaries and their respective Affiliates and Cahill Gordon & Reindel llp in the course of the negotiation, documentation and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to Seller and its Affiliates (and not the Company or any Subsidiary).  Accordingly, the Company and its Subsidiaries shall not have access to any such communications, or to the files of Cahill Gordon & Reindel llp relating to such engagement, from and after the Closing.  Without limiting the generality of the foregoing, upon and after the Closing, (i) Seller and its Affiliates shall be the sole holders of the attorney-client privilege with respect to such engagement, and the Company and its Subsidiaries shall not be holders thereof, (ii) to the extent that files of Cahill Gordon & Reindel llp in respect of such engagement constitute property of the client, only Seller and its Affiliates shall hold such property rights and (iii) Cahill Gordon & Reindel llp shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Company or any Subsidiary by reason of any attorney-client relationship between Cahill Gordon & Reindel llp and the Company, any Subsidiary or otherwise.
(b)  Each of Buyer and the Company  agrees that immediately prior to the Closing, without the need for any further action, all right, title and interest of the Company in and to any attorney-client communication between Cahill Gordon & Reindel llp and the Seller and its Affiliates relating to this Agreement, the other Transaction Agreements and the transactions contemplated hereby and thereby, whether in the possession of the Company or Cahill Gordon & Reindel llp, shall thereupon transfer to and be vested solely in the Seller. Seller agrees that neither the Buyer nor the Company are waiving any right, title or interest in or to any attorney-client communication between Cahill Gordon & Reindel llp and solely the Company or any of its Subsidiaries that occurred prior to Closing and are unrelated to the transactions contemplated hereby.
(c)  Buyer agrees, on its own behalf and on behalf of its Affiliates (including, after the Closing, the Company), that from and after the Closing, (i) the attorney-client privilege or any other immunity from disclosure, and the expectation of client confidence, as to all attorney-client communications between Cahill Gordon & Reindel llp and the Seller and its Affiliates relating to this Agreement, the other Transaction Agreements and the transactions contemplated hereby and thereby belong to the Seller and will not pass to or be claimed by Buyer, the Company, or any of their Affiliates, and (ii) the Seller will have the exclusive right to control, assert or waive the attorney-client privilege, any work product doctrine, and the expectation of client confidence with respect to such attorney-client communications.  Accordingly, Buyer will not, and will cause each of its Affiliates (including, after the Closing, the Company) not to, assert any attorney-client privilege, any work product doctrine, or expectation of client confidence with respect to any attorney-client communication between Cahill Gordon & Reindel llp and the Seller and its Affiliates relating to this Agreement, the other Transaction Agreements and the transactions contemplated hereby and thereby, except in the event of a post-Closing dispute with a Person that is not the Seller or an Affiliate of Seller.  Furthermore, Buyer agrees, on its own behalf and on behalf of each of its Affiliates (including, after the Closing, the Company), that in the event of a dispute between the Seller or an Affiliate of Seller, on the one hand, and the Company, on the other hand, arising out of or relating to any matter in which Cahill Gordon & Reindel llp jointly represented both parties, if applicable, neither the attorney-client privilege, the expectation of client confidence, nor any right to any other evidentiary privilege or any work product doctrine will protect against or prevent Cahill Gordon & Reindel llp’s disclosure to such Seller or an Affiliate of Seller of any information or documents developed or shared during the course of Cahill Gordon & Reindel llp’s joint representation.  Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that a dispute arises between Buyer or its Affiliates (including, after the Closing, the Company), on the one hand, and a Person that is not Seller or an Affiliate of Seller, on the other hand, Buyer and its Affiliates (including, after the Closing, the Company) may assert the attorney-client privilege to prevent disclosure of confidential communications to such third party.  In the event that any third party shall seek to obtain attorney-client communications from Buyer or any of its Affiliates (including, after the Closing, the Company), or from Seller and its Affiliates, then Buyer or Seller, shall notify Seller or Buyer, as applicable, of such application sufficiently in advance of any hearing on the application to permit Seller or Buyer, as applicable, to participate in any such proceedings.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.
FERRERO INTERNATIONAL S.A. By: /s/ Fabrizio Minneci Name: Fabrizio Minneci Title: Director
By: /s/ Jorge de Moragas Name: Jorge de Moragas Title: Director
1-800-FLOWERS.COM, INC. By: /s/ William E. Shea Name: William E. Shea Title: Chief Financial Officer

[Signature Page to Stock Purchase Agreement]